SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 ENUCLEUS, INC.

                                      7371
                           ---------------------------
                          (Primary Standard Industrial
                           Classification Code Number)

           DELAWARE                                               11-2714721
 ------------------------------                               -----------------
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                2850 W. Golf Rd., #405, Rolling Meadows, IL 60008
                                  (847)364-7700
         ---------------------------------------------------------------
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)


                                  Harley Luplow
                2850 W. Golf Rd., #405, Rolling Meadows, IL 60008
                                 (847) 364-7700
             -------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)


                                    Copy to:

                               Michael S. Roberts
              Connelly Roberts & McGivney LLC, One North Franklin,
                       Suite 1200, Chicago, Illinois 60606


     Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                               CALCULATION OF REGISTRATION FEE

----------------------- --------------- ------------- ------------------- -----------------
   TITLE OF EACH          AMOUNT TO BE     PROPOSED         PROPOSED           AMOUNT OF
      CLASS OF             REGISTERED      MAXIMUM          MAXIMUM          REGISTRATION
  SECURITIES TO BE                         OFFERING        AGGREGATE              FEE
     REGISTERED                            PRICE PER     OFFERING PRICE
                                            UNIT (1)
----------------------- --------------- ------------- ------------------- -----------------
  Common stock, par        12,912,500       $0.265         $3,421,813          $402.75
   value $0.001 per
      share   (2)
----------------------- --------------- ------------- ------------------- -----------------

     (1) The proposed maximum offering price per share is estimated solely for purpose of calculating the registration fee in accordance with Rule
          457(c) on the basis of the average of the last high and low sales on the over-the-counter bulletin board market as of July 8, 2005 as listed on the NASDAQ OTC Bulletin Board under the symbol ENUI.

     (2) Selling security holders pursuant to agreements to register such shares.

The Registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          WE HAVE IDENTIFIED SEVERAL RISK FACTORS THAT MAY IMPACT STOCK PRICING.
PLEASE REFER TO THE "RISK FACTORS" SECTION.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.


          The date of this prospectus is September 16, 2005.


                                   PROSPECTUS


          This prospectus relates to the offer and sale of up to 12,912,500 shares of our common stock, par value $0.001 per share, by certain of our shareholders identified in this prospectus. The shareholders are referred to throughout this prospectus as the "selling security holders".


          We are not selling any shares of common stock in this offering and will not receive any of the proceeds from the sales of shares by the selling security holders.

          The shares of common stock are being offered by the selling security holders at prices established on the Over-the-Counter Bulletin Board market during the term of this offering or through negotiated transactions.

          No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission.

          Our common stock is quoted on the Over-the-Counter ("OTC") Bulletin Board under the symbol "ENUI". On July 8, 2005, the last sale price of our common stock on the OTC Bulletin Board was $0.265 per share.

          We have not authorized anyone to provide information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to the "Company", "we", "us" and "our" refer to eNucleus, Inc., a Delaware corporation.

                           TABLE OF CONTENTS


SUMMARY...................................................................... ii

RISK FACTORS.................................................................  1

         RISKS RELATED TO OUR BUSINESS.......................................  1

         LACK OF AN OPERATING HISTORY........................................  3

         OUR BUSINESS........................................................  5

         LACK OF A MARKET FOR OUR COMMON STOCK...............................  9

         RISKS RELATED TO THIS OFFER......................................... 10

USE OF PROCEEDS.............................................................. 11

PLAN OF DISTRIBUTION......................................................... 12

DESCRIPTION OF SECURITIES AND MARKET PRICE INFORMATION....................... 13

DESCRIPTION OF THE BUSINESS.................................................. 15

         SALES AND MARKETING................................................. 18

         COMPETITION......................................................... 19

         EMPLOYEES........................................................... 20

         HISTORY............................................................. 20

DESCRIPTION OF PROPERTIES.................................................... 22

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS......................... 22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS....................................................................23

LIQUIDITY AND CAPITAL RESOURCES.............................................. 24

         CRITICAL ACCOUNTING POLICIES........................................ 25

RESULTS OF OPERATIONS........................................................ 27

MANAGEMENT................................................................... 28

         BOARD OF DIRECTORS.................................................. 29

DIRECTOR COMPENSATION........................................................ 30

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OFFICERS............................ 30

EXECUTIVE COMPENSATION....................................................... 31

         SUMMARY COMPENSATION TABLE.......................................... 31

         STOCK PLANS......................................................... 31

LEGAL MATTERS................................................................ 32

EXPERTS...................................................................... 32

WHERE YOU CAN FIND MORE INFORMATION.......................................... 32

SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION....... 33

                                     SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS BEFORE MAKING AN INVESTMENT DECISION.


ISSUER:                                 eNucleus, Inc. 2850 W. Golf Rd., #405
                                        Rolling Meadows, IL 60008 Telephone:
                                        (847) 364-7700

DESCRIPTION OF BUSINESS:                eNucleus, Inc. ("eNucleus") is a
                                        computer software and services provider
                                        offering a wide range of "off-the-shelf" and customized process management applications for business processes. Our clients and target market are the Global
                                        1000. Our current software and service
                                        applications are installed in 22
                                        countries on five continents in multiple languages.

THE OFFERING:                           This offering relates to the sale of up
                                        to 12,912,500 shares of our common stock by certain persons who are our stockholders.

                                        The selling security holders will either sell our stock in the open market or place our stock through negotiated transactions with other investors.

                                        The number of shares of common stock
                                        outstanding after the offering will be
                                        approximately 51.5 million shares taking into account the exercise of all warrants.


SELLING SECURITY HOLDERS                The selling security holders are
                                        offering these shares pursuant to
                                        registration rights agreements. The
                                        selling security holders consist of:

                                        (1) Barron Partners LP ("Barron")
                                        offering 10,000,000 shares of our common stock, acquired by the purchase of 8,000,000 shares of our common stock and warrants to purchase 2,000,000 shares of our common stock. Barron intends to exercise the warrants.

                                        (2) Richard David and Charles Seimeca
                                        offering 112,500 shares of our common
                                        stock in the aggregate.

                                        (3) Liberty Company Financial LLC
                                        offering 300,000 of our common stock
                                        acquired by warrants to purchase 300,000 shares of our common stock. Liberty intends to exercise the warrants.

USE OF PROCEEDS:                        We will not receive any of the proceeds
                                        from the sale of common stock by the
                                        selling security holders, except that we will receive funds upon the exercise of the warrants, which funds will be added to our working capital.


RISK FACTORS:                           The securities offered hereby involve a
                                        high degree of risk. See "Risk Factors".

                                  RISK FACTORS

          An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus, any accompanying prospectus supplement, and the information incorporated by reference before investing in the common stock offered hereby. The price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

          If any of the events described below were to occur, our business, prospects, financial condition or results of operations or cash flow could be materially adversely affected. When we say that something could or will have a material adverse effect on it, we mean that it could or will have one or more of these effects.


Risks Related To Our Business.


     OUR ABILITY TO IMPLEMENT AND EXPAND THE PRODUCTS THAT WE OFFER CLIENTS IS UNPROVEN AND WILL REQUIRE SUBSTANTIAL FINANCIAL,
     OPERATIONAL AND MANAGERIAL RESOURCES.

          To satisfy client requirements, we must implement, expand and adapt our technical capabilities to provide software solutions through an Internet based environment. We are dependent on internet and hosting service providers for our network capacity. The expansion and adaptation of our infrastructure will require substantial financial, operational and management resources. Our ability to manage a substantially larger number of clients is unknown. We have yet to prove our infrastructure's ability to be scaled up to higher client levels while maintaining superior performance. Furthermore, it may be difficult for us to increase quickly our network capacity in light of current necessary lead times within the industry to purchase circuits and other critical items. If we fail to achieve or maintain high capacity data transmission circuits, client demand could diminish because of possible degradation of service. In addition, as we upgrade our infrastructure to increase bandwidth available to our clients, we expect to encounter equipment or software incompatibility which may cause delays in implementation.


     WE WILL NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE TO FINANCE OUR OPERATIONS AND THE UNCERTAINTY OF FINANCING SOURCES PRESENTS A RISK TO OUR ABILITY TO TIMELY IMPLEMENT OUR PLAN.

          We have always relied heavily on external financing to fund operations. We will need to raise additional funds to finance continuing operations until cash flows from operations are sufficient. We may seek such funding by offerings of our equity or debt securities or institutional financings. We have not established a limit as to the amount of debt we may incur nor have we adopted a ratio of our equity to a debt allowance. There is no assurance that financing will be available from any source, that it will be available on terms acceptable to us, or that any future offering of securities will be successful. If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of our outstanding common stock. If our common stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock as part of the consideration for the sale of their businesses, our growth may be limited unless we have cash resources available for acquisitions or are able to obtain additional capital through debt or equity

                                  Part II - 1
financings. We may be unable to obtain a working capital line of credit or other financing we may need for acquisitions or to keep operating. In addition, pursuant to our Stock Purchase Agreement dated May 6, 2005 with Barron Partners LP ("Barron"), we may not issue any preferred stock or convertible debt until after May 6, 2007. Barron also received a right of first refusal, until the earlier of May 6, 2008 or such time as Barron no longer owns 20% of the shares purchased, to participate in any of our future financings at 90% of the applicable offering price. Our inability to issue preferred stock or convertible debt without getting the consent from Barron, and Barron's right of first refusal, may adversely affect our ability to raise additional funds. "Also, pursuant to our Stock Purchase Agreement dated September 15, 2005 with Sigma Opportunity Fund LLC ("Sigma") we agreed for three years after Closing not to enter into any new borrowings of more than twice as much as the sum of the EBITDA from recurring operations over the past four quarters. Sigma also received a right of first refusal, until the earlier of September 15, 2008 or such time as Sigma no longer owns 20% of the shares purchased, to participate in any of our future financings at 90% of the applicable offering price."



     NETWORK AND DATA CENTER FAILURES COULD LEAD TO SIGNIFICANT COSTS THAT HAVE NOT BEEN INCLUDED IN OUR FORECASTS.

          We must protect our network and data center infrastructure and equipment against damage from human error, physical or electronic security breaches, power loss and other facility failures, fire, earthquake, flood, telecommunications failure, sabotage, vandalism and similar events. Despite precautions, a natural disaster, security breach or other unanticipated problems at one or more of our telecommunication switches, POP connections or data centers could result in interruptions in our services or significant damage to our equipment. In addition, failure of any of our telecommunication or data providers to provide consistent communications and data capacity could result in interruptions in our services. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our clients, which could have a material adverse effect on our business. We may experience interruptions in specific circuits within our network resulting from events outside our control, which could lead to short-term degradation in the level of performance of our network.


     CLIENT SATISFACTION WITH OUR SERVICES IS CRITICAL TO OUR SUCCESS.

          Our clients generally require service on a 24 hours per day, seven days per week basis. Many of our engagements involve projects that are critical to the operations of our clients' businesses. If we do not meet required service levels, we may have to provide credits to our clients, which could significantly reduce our revenues. As clients outsource more mission-critical operations to us, we are subject to increased liability claims and client dissatisfaction if our systems fail or our clients otherwise become unsatisfied. In the event of any resulting harm to clients, we could be held liable for damages regardless of our responsibility for such failure. Currently, we do not maintain liability insurance to cover any potential claims arising from these service interruptions.

     THE MARKET FOR OUR HOSTING APPLICATION SERVICES IS IMMATURE AND VOLATILE, AND IF IT DOES NOT DEVELOP OR DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR BUSINESS WILL BE HARMED.

          The market for hosted application services is unproven, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their dependence on hosted application services. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or financially unable to

                                  Part II - 2
migrate to hosted application services. If enterprises do not perceive the benefits of our services, then the market may develop more slowly than we expect, which would significantly adversely affect our operating results. In addition, we may make errors in predicting and reacting to relevant business trends in this unproven market, which could harm our business.


     WE DEPEND ON NETWORK INTERCONNECTIONS PROVIDED BY THIRD PARTIES THAT MAY RAISE THEIR FEES OR DENY ACCESS.

          We rely on a number of public and private network interconnections to allow our clients to connect to other networks. If the networks with which we interconnect were to discontinue their interconnections, our ability to exchange traffic would be significantly constrained. Furthermore, our business will be harmed if these networks do not add more bandwidth to accommodate increased traffic. Many of the companies with which we maintain interconnections are our competitors. There is nothing to prevent any networks, many of which are significantly larger than we are, from charging high usage fees or denying access. In the future, networks could refuse to continue to interconnect directly with us, might impose significant costs on us or limit our clients' access to their networks. In this event, we may not be able to access alternative networks to exchange our clients' traffic on a cost-effective basis. In addition, we may not be able to pass through to our clients any additional costs of utilizing these networks.


Lack Of An Operating History.


     WE ARE IN THE EARLY STAGES OF IMPLEMENTING OUR BUSINESS PLAN AND MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES DUE TO UNDERFUNDING AND UNCERTAIN REVENUE STREAMS.

          We have only recently begun to execute on our business plan. We face all the risks common to companies in their early stages of development, including:

     o    undercapitalization and uncertainty of funding sources,

     o    high initial expenditure levels and uncertain revenue streams,

     o    an unproven business model,

     o difficulties in managing operations offering different products and services in different geographic locations, and

     o    difficulties in managing growth.


     WE ARE DEPENDENT ON OUR MANAGEMENT TEAM AND MAY NOT BE ABLE TO CONTINUE WITHOUT FULL PARTICIPATION BY OUR TEAM MEMBERS.

          We are dependent on the continued efforts of our executive officers, in particular, Randy Edgerton our Chief Executive Officer and President, Dhru Desai, our Chairman of the Board and Director of Mergers & Acquisitions and Global Sales Strategy and John C. Paulsen, our Executive Director of Finance and Business Development. We do not maintain key person life insurance on any of our executive officers. If any of these people become unable to continue in his or her role with us, or if we are unable to attract and retain other qualified employees, our financial performance and business prospects will probably be negatively impacted.

                                  Part II - 3

     WE MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND CUSTOMER RELATIONSHIPS.

          To manage our anticipated growth, we must be able to implement and improve our operational and financial systems and train and manage an expanding employee base. Further, we must be able to manage multiple relationships among various financial institutions, investors, suppliers, strategic partners, technology distributors and other third parties. Our systems, procedures, and controls may not be currently sufficient to support current or future operations. Our management team may be unable to deal with this expansion to achieve the rapid execution necessary to fully exploit the opportunities we see in our targeted market. We also cannot assure you that we will be able to successfully compete with the more extensive and well-funded operations of our competitors. We may be unable to manage growth, integrate operations effectively or achieve the rapid expansion necessary to fully exploit the market window for our services in a timely and cost-effective manner.


     OUR QUARTERLY OPERATING RESULTS COULD VARY DRAMATICALLY WHICH COULD AVERSELY IMPACT THE VALUE OF AN INVESTMENT IN OUR EQUITY.

          Our revenues, gross profit, operating income and net income are likely to vary in the future from quarter to quarter, perhaps substantially. Factors that may affect this quarter-to-quarter variability include:

     o disruption or degradation of our network infrastructure and data center,

     o    loss of significant strategic alliances or major clients,

     o fluctuations in Internet and IT spending and bandwidth used by clients,

     o    seasonality that may accompany budget cycles,

     o the timing, size, mix and acceptance of new service and product offerings,

     o    the timing and magnitude of required capital expenditures,

     o changes in the trends affecting the outsourcing of Internet-based IT services, and

     o additional selling, general and administrative expenses to acquire and support new business.

     WE EMERGED FROM BANKRUPTCY IN NOVEMBER 2003, BUT THE GENERAL
     EFFECTS OF OUR BANKRUPTCY FILING MAY ADVERSELY AFFECT OUR
     RELATIONSHIPS WITH SUPPLIERS AND CUSTOMERS AND WE HAVE ONGOING LIABILITIES TO CERTAIN CREDITORS.

          On November 6, 2003, we received our final decree from the United States Bankruptcy Court for the Northern District of Illinois, successfully concluding our restructuring plan and emerging from bankruptcy. Although our restructuring resulted in a substantial reduction of outstanding debt, further improvements in our cash flow will depend on the success of our efforts to increase sales and reduce operating expenses and the market conditions in the industry. Although we believe that we have good relationships with our suppliers of IT products and services, there can be no assurance that such suppliers will continue to provide such goods and services to us due to the concerns regarding credit worthiness resulting from the chapter 11 proceeding. A similar concern exists with respect to customers who may hesitate to enter into long term commitments or significant contracts with us. Our past financial problems might lead to concerns about long term viability, but we believe our customer

                                  Part II - 4
relationships are generally strong. Also it may be difficult for us to obtain financing (whether debt or equity) that we may require to fund operations and growth. In addition, we settled certain claims during our bankruptcy proceedings, including a claim by the Internal Revenue Service for $197,252.52. We have agreed to pay the Internal Revenue Service claim by making monthly payments to amortize such amount plus 6.5% interest over a period of six years.


     OUR SHARE VALUE MIGHT BE DILUTED WHEN WE ISSUE ADDITIONAL SHARES OF OUR COMMON OR PREFERRED STOCK.


          Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. As of September 15, 2005, there were approximately 41.9 million shares of common stock issued and outstanding and no preferred stock issued and outstanding. The future issuance of all or part of our remaining authorized common or preferred stock may substantially dilute the percentage of our common stock held by our then existing shareholders. In addition, the value for which any common stock or preferred stock may be issued in the future will be established by our Board of Directors without additional approval by the stockholders. The issuance of common or preferred stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors.


     WE MAY ISSUE PREFERRED STOCK CONTAINING TERMS SIGNIFICANTLY
     BETTER THAN THOSE AFFORDED OUR COMMON STOCK.

          We may, without further action or vote by our shareholders, designate and issue additional shares of our preferred stock. The terms of any series of preferred stock may include priority claims to assets and dividends and special voting rights. Consequently, the rights of holders of common stock could be adversely affected and thereby the value of our common stock could decline. The designation and issuance of preferred stock favorable to current management or shareholders could make the possible takeover of us or the removal of our management more difficult and defeat hostile bids for control of us, which bids might have provided shareholders with premiums for their shares.


OUR BUSINESS

     BECAUSE WE RECOGNIZE CERTAIN REVENUES FROM LICENSES FOR OUR
     SOFTWARE AND SERVICE OVER THE TERM OF OUR LICENSE AGREEMENTS, DOWNTURNS OR UPTURNS IN SALES MAY NOT BE IMMEDIATELY REFLECTED IN OUR OPERATING RESULTS.

          We recognize certain revenue from customers monthly over the terms of their license agreements, which are typically 12 to 36 months. As a result, much of the revenue we report in each quarter is deferred revenue from license agreements entered into during previous quarters. Consequently, a decline in new or renewed licenses in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our license model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be amortized over the applicable license term.

                                  Part II - 5

     WE DO NOT HAVE AN ADEQUATE HISTORY WITH OUR LICENSE MODEL TO
     PREDICT THE RATE OF CUSTOMER LICENSE RENEWALS AND THE IMPACT
     THESE RENEWALS WILL HAVE ON OUR REVENUE OR OPERATING RESULTS.

          Our customers have no obligation to renew their licenses for our service after the expiration of the initial license period and, in fact, some customers have elected not to do so. In addition, our customers may renew for a lower priced edition of our service or for fewer users. We have limited historical data with respect to rates of customer license renewals, so we cannot accurately predict customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our service and their ability to continue their operations and spending levels. If our customers do not renew their licenses for our service, our revenue may decline and our business will suffer.


     WE NEED TO DEVELOP AND PROTECT INTELLECTUAL PROPERTY AND
     PROPRIETARY RIGHTS IN ORDER TO COMPETE EFFECTIVELY.

          Our ability to develop new technology and technology solutions will depend on the continued innovation, technical expertise and know-how of our employees and consultants. We intend to establish a policy of requiring our employees and consultants to execute confidentiality agreements, however, there can be no assurance that this procedure will be adequate to prevent misappropriation of our technology nor can we be assured that our competitors will not independently develop technologies that are substantially equivalent or superior to those of ours.


     WE COULD BE SUBJECT TO CLAIMS OF INFRINGEMENT BY THIRD PARTIES WHICH WOULD AFFECT OUR PROFITABILITY.

          We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

          We believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business. However, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.


     WE DEPEND ON OUR INTERNET SERVICE AND HOSTING PROVIDERS AND ANY INTERRUPTION IN THEIR SERVICES COULD ADVERSELY AFFECT OUR
     CUSTOMERS.

          Although we have not experienced significant problems with our internet service and hosting providers, there can be no assurance that such relationships will continue or that, in the event of a termination of our

                                  Part II - 6
relationships with any given supplier, we would be able to obtain alternative sources of supply without a material disruption in our ability to provide products and services to our clients.


     WE OPERATE IN A RELATIVELY NEW AND EVOLVING MARKET WITH UNCERTAIN PROSPECTS FOR GROWTH.

          The market for Internet networks and related services has only recently begun to develop and is evolving rapidly. Although certain industry analysts project significant growth for this market, their projections may not be realized. Our future growth, if any, will depend on the continued trend of businesses migrating toward use of the Internet for certain segments of their business, such as human resource and IT administration functions. There can be no assurance that the market for our services will grow, that our services will be adopted, or that businesses will use these Internet-based services to the degree or in the manner that we expect. If we are unable to react quickly to changes in the market, if the market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, then we are unlikely to become or remain profitable.


     WE FACE STRONG COMPETITION.

          The market for the products and services we offer is highly competitive. Our competitors vary in size and in the scope of the products and new services that they offer. Primary competitors generally include:

          o    complete solution providers,
          o    ISPs (Internet service providers),
          o    web hosting firms,
          o    application hosting firms,
          o    strategic consulting firms,
          o    in-house IT departments of clients, and
          o    computer hardware and service vendors.

          Traditionally, the largest service providers have principally focused on providing customized solutions to international Fortune 500 companies. A large number of smaller service companies and a growing number of larger companies compete in the middle market segment. We compete primarily in this latter group and in part because there are low barriers to entry, the competition is highly fragmented.

          We expect to face competition from established and new companies. Increased competition may result in greater pricing pressure, which could adversely affect our margins. In addition, many of our competitors have greater financial, development, technical, marketing and sales resources than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and to changes in client requirements or to devote greater resources than us for the development, promotion, sale and support of Internet-based products and services. In addition, there is a risk that clients may elect to increase their internal IT resources to satisfy their IT solutions needs. We may also enter new markets and offer new services, and expect to face intense competition from existing and new competitors. We cannot assure you that we will continue to provide IT services and products demanded by our target market or be able to compete successfully with existing or new competitors.

                                  Part II - 7

     WE ARE DEPENDENT ON HIRING AND RETAINING PERSONNEL WITH INDUSTRY SPECIFIC SKILLS.

          Competition for individuals with proven industry specific skills is intense. The Internet-based IT service industry in general experiences a high rate of turnover. We compete for such individuals with Internet companies, systems integrators, providers of outsourcing services, temporary personnel agencies, computer systems consultants, clients and potential clients. Many large competitors have extensive campaigns to hire additional technical personnel or have full time recruiters on staff. Competition for quality technical personnel with specialized industry experience has continued to intensify, resulting in increased personnel costs for many IT service providers. There can be no assurance we will be able to recruit or retain the technical personnel necessary to execute our strategy.


     OUR BRAND IS RELATIVELY NEW, AND FAILURE TO DEVELOP BRAND
     RECOGNITION COULD HURT OUR ABILITY TO COMPETE EFFECTIVELY.

          To successfully execute our strategy, we must create and strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet network services. In order to build our brand awareness, we intend to significantly increase our marketing efforts, which may not be successful, and we must continue to provide high quality services. As part of our brand building efforts, we expect to increase our marketing budget substantially as well as our marketing activities, including advertising, tradeshows, direct response programs and new switch and POP site launch events.


     OUR INDUSTRY IS CHANGING RAPIDLY AND NEW SOLUTIONS ARE CONSTANTLY BEING INTRODUCED THAT MIGHT RENDER OUR SOLUTIONS LESS MARKETABLE OR OBSOLETE.

          The Internet-based IT service and e-commerce industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our success will depend in part on our ability to develop Internet-based IT solutions that keep pace with continuing changes in the IT service and e-commerce industries. There can be no assurance that we will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services non-competitive or obsolete.


     POTENTIAL CLIENTS MAY NOT WIDELY ADOPT INTERNET SOLUTIONS, AND, IF THEY DO, MAY NOT OUTSOURCE SUCH PROJECTS AND OUR BUSINESS
     MODEL DEPENDS ON BOTH THESE TRENDS CONTINUING.

          The market for our products and services will depend upon the adoption of Internet, intranet, extranet and web site solutions by clients. If clients and potential clients choose not to implement such solutions, we will address a smaller market and our revenues could be adversely affected. Some critical unresolved issues concerning the use of Internet solutions are security, reliability, cost, ease of deployment and administration and bandwidth of the Internet itself. These issues may affect the use of such technologies to solve business problems. Some entities would have to change significantly the way they do business to adapt to the Internet. Even if these issues are resolved, businesses might not elect to outsource the design, development and maintenance of their Internet, intranet, extranet and web site solutions to firms such as eNucleus.

                                  Part II - 8

     OUR OFFICERS AND DIRECTORS HAVE LIMITED LIABILITY AND HAVE
     INDEMNITY RIGHTS AND THEREFORE THE COMPANY MAY HAVE NO AVENUE TO RECOVER LOSSES DUE TO THEIR MANAGERIAL DECISIONS.

          Our Certificate of Incorporation and by-laws provide that we may indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.


     WE HAVE NOT PAID ANY DIVIDENDS ON OUR COMMON STOCK AND DO NOT INTEND TO DO SO IN THE FORESEEABLE FUTURE.

          We have never paid, and have no intentions in the foreseeable future to pay, any cash dividends on our common stock. Therefore, an investor in this offering, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.


LACK OF A MARKET FOR OUR COMMON STOCK.


     PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD DISCOURAGE UNSOLICITED TAKEOVER ATTEMPTS, WHICH COULD
     DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

          Certain provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control without the approval of our Board of Directors. In addition, our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock without further approval by the stockholders. These provisions may have the effect of discouraging others from attempting to acquire us without our consent, even if the transactions would be beneficial to our stockholders and could limit the price some investors might be willing to pay in the future for shares of our common stock.


     THE APPLICATION OF THE "PENNY STOCK REGULATION" COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

          Our securities may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The

                                  Part II - 9
broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. The foregoing required penny stock restrictions will not apply to our securities if such securities maintain a market price of $5.00 or greater. We can give no assurance that the price of our securities will reach or maintain such a level.


     INADEQUATE MARKET LIQUIDITY MAY MAKE IT DIFFICULT TO SELL OUR
     STOCK.

          Only a limited number of shares of our common stock are actively traded in the public market and we cannot give assurance that the market for our stock will develop sufficiently to create significant market liquidity. An investor may find it difficult or impossible to sell shares of our common stock in the public market because of the limited number of potential buyers at any time. In addition, the shares of our common stock are not eligible for margin security and it is unlikely that a lending institution would accept our common stock as collateral for a loan.


     THE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR
     STOCKHOLDERS.

          There is currently a public market for our common stock, but we can give no assurance that there will always be such a market. The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results; announcements of technological innovations; changes in financial estimates by securities analysts; announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; sales of common stock; or other general economic or stock market conditions, many of which are beyond our control.


RISKS RELATED TO THIS OFFER.


     FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

          Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that is acceptable to us. In addition, 20,000,000 shares were reserved for options available for grant under the Incentive Stock Plan. The Board of Directors authorized such reserve and may grant options to purchase the shares reserved under the plan at any time and on terms established in its discretion. We also issue warrants from time to time. The exercise of these options and warrants at a price less than the market price could dilute the value of outstanding shares and depress the market price. The perception that these options and warrants may be exercised for or converted into common stock that could be sold into the public market could adversely affect the market price of our common stock.

                                  Part II - 10

     THE PRICE YOU PAY IN THIS OFFERING WILL FLUCTUATE AND MAY BE
     HIGHER OR LOWER THAN THE PRICES PAID BY OTHER PURCHASERS IN THIS
     OFFERING.

          The price in this offering will fluctuate based on the prevailing market price of our common stock. The price you pay in this offering may be higher or lower than the prices paid by other purchasers in this offering.

     IMMEDIATE WRITE DOWNS OF GOODWILL MAY RESULT IN UNANTICIPATED CHARGES AGAINST EARNINGS.

          We adopted SFAS No. 142. Under the new rules, we will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, or when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary, SFAS No. 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We therefore may incur possible charges against earnings related to immediate write downs of goodwill or other intangible assets.

                            USE OF PROCEEDS

          This prospectus covers the resale of our stock by selling security holders. We will not receive any proceeds from the sale of common stock by the selling security holders, except that we will receive funds upon the exercise of the warrants which will be added to our working capital.

                                  Part II - 11

                            SELLING SECURITY HOLDERS

         None of the selling stockholders has held a position or office, or has had any other material relationship, with us.

         Set forth below is certain information relating to the selling security holders. We obtained some of this information from the selling security holders and other sources, which we have not verified.

--------------------------- ----------------- -------------- -----------------
                                  SHARES                           SHARES
                               BENEFICIALLY                     BENEFICIALLY
                               OWNED BEFORE                      OWNED AFTER
                                   THE            SHARES             THE
  SELLING SECURITY HOLDER       OFFERING(1)       OFFERED        OFFERING(1)
--------------------------- ----------------- -------------- -----------------
Barron Partners LP (2)          10,000,000      10,000,000            0
--------------------------- ----------------- -------------- -----------------
Richard David                       75,000          75,000            0
--------------------------- ----------------- -------------- -----------------
Charlie Seimeca                     37,500          37,500            0
--------------------------- ----------------- -------------- -----------------
Liberty Company Financial
LLC (3)                            300,000         300,000            0
--------------------------- ----------------- -------------- -----------------
Sigma Opportunity Fund
LLC (4)                          2,500,000       2,500,000            0
--------------------------- ----------------- -------------- -----------------
Total                           12,912,500      12,912,500            0
--------------------------- ----------------- -------------- -----------------

(1) Assumes that all shares offered hereunder are sold. Total shares offered by any individual selling security holder, other than Barron Partners LP, are less than 1% of common stock outstanding.

(2) Includes warrants to purchase 2,000,000 shares of our common stock at $.35 per share.

(3) Includes warrants to purchase 300,000 shares of our common stock at $0.36 per share.

(4) Includes warrants to purchase 500,000 shares of our common stock at $0.35 per share



                              PLAN OF DISTRIBUTION

          The selling security holders have advised us that the sale or distribution of our common stock may be effected directly to purchasers by the selling security holders in negotiated transactions or by pledges, donees, transferees or other successors in interest, principals or through one or more brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our shares of common stock is quoted or (ii) in transactions otherwise than on the over-the-counter or in any other market on which the price of our shares of common stock is quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling security holders or by agreement between the selling security holders or by agreement between the selling security holders and brokers, dealers or agents, or purchasers. If the selling security holders effect such transactions by selling their shares of our common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation if the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling

                                  Part II - 12
security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

          Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling security holders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling security holders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          We will pay all expenses incident to the registration of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses of this offering to be borne by us will be approximately $16,315 consisting of: a Securities and Exchange Commission registration fee of $402.75, accounting fees of $3,000, legal fees of $10,000 and miscellaneous expenses of $3,000. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders.

          The selling security holders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling security holders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling security holders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling security holders are distributing shares covered by this prospectus. The selling security holders are not permitted to cover short sales by purchasing shares while the distribution is taking place.

             DESCRIPTION OF SECURITIES AND MARKET PRICE INFORMATION

          Our common stock has been traded on the NASDAQ Over-the-Counter Bulletin Board (OTCBB) since March 28, 2004 under the symbol ENUI (prior to that date, our common stock was traded under the symbol ENCU). Our common stock traded on the pink sheets from May 2001 to June 2002. As yet, our common stock has experienced limited trading activity. The following table sets forth the high and low sale prices for our common stock. The quotations below reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

                                             Common Stock
                                   ---------------------------------
Period                                 Low Bid          High Bid
------                             ----------------  ---------------

2003

   1st Quarter                         $0.02               $0.14
   2nd Quarter                         $0.01               $0.12
   3rd Quarter                         $0.00               $0.07
   4th Quarter                         $0.00               $0.15

                                  Part II - 13

                                             Common Stock
                                   ---------------------------------
Period                                 Low Bid          High Bid
------                             ----------------  ---------------

2004

   1st Quarter(1)                      $0.03               $0.51
   2nd Quarter                         $0.24               $0.74
   3rd Quarter                         $0.44               $0.70
   4th Quarter                         $0.335              $0.55

2005
   1st Quarter                         $0.32               $0.59
   2nd Quarter                         $0.25               $0.41


          (1) Reverse stock split of 1:10 occurred March 23, 2004.

          Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock par value $.001 per share. Our preferred stock is "blank check" preferred stock and, therefore, the terms of any series of preferred stock may be determined by us without any further action or vote by our stockholders; provided, that we may not, for a period of approximately two years, issue any preferred stock or convertible debt under our Stock Purchase Agreement with Barron Partners LP and Sigma Opportunity Fund LLC. The holders of common stock are entitled to elect members of our Board of Directors and such holders are entitled to vote as one class on all matters required or permitted to be submitted to the shareholders of eNucleus. No holder of the common stock has preemptive rights with respect to the issuance of shares of that or any other class of stock, and the holders of common stock are entitled to one vote per share and are not entitled to cumulative voting rights with respect to the election of directors.

          The holders of common stock are entitled to dividends or other distributions if, as and when declared by the Board of Directors out of legally available assets. Upon the liquidation, dissolution or winding up of eNucleus, the holder of each share of common stock will be entitled to share equally in the distribution of nucleus's assets. The holders of common stock are not entitle dot the benefit of any sinking fund provision. The shares of common stock of eNucleus are not subject to any redemption provisions, nor are they convertible into any other security or property of eNucleus.

          As of July 11, 2005, there were 176 holders of record of the common stock, as shown on the records of our transfer agent and registrar of our common stock. Since many shares may be held by investors in nominee names, such as the name of their broker or their broker's nominee, the number of record holders often bears little relationship to the number of beneficial owners of our common stock.

          As of September 15, 2005, we have outstanding presently exercisable warrants to purchase 9,480,000 shares of our common stock in the aggregate. Three of those warrants were issued to Barron Partners LP to purchase 2,500,000, 1,000,000 and 2,000,000 shares of our common stock, respectively, each at an exercise price of $.35 per share. One warrant was issued to Sigma Opportunity Fund LLC to purchase 500,000 shares of our common stock at $0.35 per share. One warrant was issued to Applitech Solutions to purchase 350,000 of our common shares at $0.30 per share. One warrant was issued to Randy Edgerton to purchase 300,000 shares of our common stock at $0.31 per share. One warrant was issued to Liberty Company Financial LLC to purchase 300,000 shares priced at $0.36 per share. All other warrants have an exercise price of $0.20 per share.

                                  Part II - 14

          We have never paid any cash dividends on our stock and anticipate that for the foreseeable future, we will retain earnings, if any, for use in the operation of our business. Payments of cash dividends in the future will depend upon our earnings, financial condition, any contractual restrictions, restrictions in any preferred stock designations, restrictions imposed by applicable law, capital requirements and other factors believed relevant by our Board of Directors.

                           DESCRIPTION OF THE BUSINESS

          General

          We are a computer software and services provider offering a wide range of "off-the-shelf" and customized process management applications for business. Our clients and target market are the Global 1000. Our current software and service applications are installed in 22 countries on five continents in multiple languages.

          The Company's current "off-the-shelf" process management solutions are focused on the procurement and distribution supply chain, with applications for:

     o    Supply chain management
     o    Procurement
     o    Accounting & finance
     o    Employee benefits & Insurance
     o    Wholesale & retail content management
     o    Small-to-midsize ERP solutions


          We employ over 200 application developers in the United States and India, with sales and technical support in the United States, Singapore and India, enabling us to deploy local requirements definition and project management resources while taking advantage of global labor rates to provide customized solutions.

          To accelerate growth, eNucleus has focused on acquiring supply chain software applications that are demonstrated leaders in their vertical markets and enjoy strong customer loyalty, with the objective of filling out a comprehensive process management and supply chain architecture with existing, "ready-to-market" product. These products are then integrated into our SOA/.NET web services architecture, and re-branded. On average, the integration and re-branding takes 6 to 9 months.

          The strategy is to deliver applications that are concentrated on innovating and accelerating the supply chain business process by providing add-on capabilities to existing ERP and supply chain applications, as well as core functionality for small-to-midsize enterprises.

          We rely on our global sales force for exponential growth and our Far East operations for product customization, integration of acquired applications, managed services and product development maximizing our global cost structure advantage.

                                  Part II - 15

          Market Environment

          Software industry analysts have noted the trend toward "software as a service", or enterprises outsourcing internal software applications onto hosted, Internet accessible managed services. The next major shift in deployment of computer based software technology is focusing on the reduction of capital expenditures for costly internal IT infrastructure in favor of accessing critical applications and essential business processes solely through the Internet.

          As a next generation business process hosting company with a scalable worldwide infrastructure available, we believe we are positioned to provide critical Internet based business processes as a service to companies that want to reduce their IT infrastructure, while remaining capable of delivering customer-installed customized "off the shelf" solutions.

          Many previously successful applications are not presently delivered over the Internet and many vendors lack the technical skill set, organizational infrastructure, operating cost structure or necessary Internet network infrastructure to enable and deliver their software applications over the Web.

          The limited availability of development capital in today's markets has resulted in delayed web-based platform product conversions forcing companies to re-invest their earnings into efforts to re-tool for the Internet - while trying to maintain a competitive advantage adding functionality to their legacy applications.

          By acquiring technologies, and integrating them into an SOA and/or ..NET compliant architecture, we enjoy a unique "late comer" advantage in the software markets.

          Target Markets

          Initially, we are focused on the following markets:

     o    Petroleum Products
     o    Manufacturing
     o    Transportation
     o    Wholesale and Retail Distribution
     o    Education (K-12, Higher Education)
     o    Government
     o    Insurance Brokerage


          Products and Services

     o Benefits Accelerator Online Benefits Management for Brokers, Agencies & Employers. The Benefits Accelerator product is a hosted application that optimizes and streamlines the benefits enrollment and administration process for employers, employees, brokers, agents and insurance carriers.

     o Tender City Procurement management for Industrial, Institutional & Government Buyers. Tender City provides a comprehensive online platform for buyers to manage their procurement processes. The platform features eProcurement, eAuction (both forward & reverse), and eCatalog capabilities.

                                  Part II - 16

     o eComSupplier Communications Management for Oil & Gas Suppliers. eComSupplier provides an Enterprise level, data-hosting technology platform for powering private trading hubs to eConnect suppliers with downstream petroleum trading partners.


     o eComDistributor Communications Management for Oil & Gas Distributors. eComDistributor is a robust web-based ebusiness management tool designed specifically to manage all aspects of fuel and lubricant product sales and services.


     o FuelPilot Online Fuels Management for Commercial & Retail Industries. FuelPilot provides commercial industrial and large retail industries with a streamlined, consolidated solution to manage all activities associated with purchasing, storing and delivering fuel.


     o eLabTracker Online Data Management for Equipment Oil Analysis. eLabTracker is an Oil Analysis Data Management program that provides users with the tools and functionality for effectively managing equipment oil analysis online.


     o ProBooks: Financial Management is an accounting package+ for the kindergarten through community college / private college market.


     o ProBooks: Student Management allows users to manage, store and access student data through their existing networks.


     o eProcument is a robust and comprehensive enterprise platform for managing the process of acquisition and disposition of assets while reducing costs and streamlining decision timelines. The application operates in a highly secure PKI enabled and compliant environment including biometric controls.


     o Professional Services IT Design, Development & Implementation Services. We provide clients with professional IT services that include consulting, application development and integration services in a number of industry sectors such as oil and gas, petrochemical, maritime, heavy equipment manufacturing, insurance and telecommunications. Our services include system design and engineering, software customization, testing, implementation and maintenance support.


     o BPO Services Business Process Outsourcing & Knowledge Worker Resources. We offer offshore Business Process Outsourcing (BPO) services and manpower resources through our India offices for clients in the areas of application / product design, development, implementation and maintenance.

                                  Part II - 17

     o Application Delivery - We deliver and manage applications and computer services from a centralized location to multiple users over the Internet and / or a private network. This provides our customers with the ability to access software applications anywhere, anytime via the Internet. Applications are accessed just as if they were installed on the local system. Within this environment, we provide our customers with the ability to access their applications as well as our other products.


     o Managed Hosting - We deliver full service solutions for establishing and maintaining the complex infrastructure necessary for a business to support eBusiness applications and delivery. State-of-the-art servers provide a solid platform for hosting client's mission critical applications and data. eNucleus support provided by our managed hosting services include 24x7 network monitoring and support, system administration, server monitoring and testing, usage reporting, security services and protection. All the while, customers can still maintain control over the software and solutions housed on the servers, including their customized installed software and proprietary solutions.


     o Data Storage - Our data storage services include high performance network backup and storage to cost-effective specific data tape backup services, offsite storage and data vaulting


     o Application Development - Analysts and developers work with clients to assist in determining specific business, technology and data communications requirements then design and develop customer-specific solutions tailored to each platform deployment.

Sales and Marketing

          Our sales and marketing efforts are dedicated to increasing the awareness of our Internet-based solution opportunity and the eNucleus brand. We are implementing a brand development program designed to portray us as an international company with a local presence.

          Our sales and marketing group consists of sales professionals and technicians teamed within our regional operations. We intend to add sales and marketing personnel.

          We intend to use a mix of programs to deliver our message and create a demand for our products and services. Marketing programs will include:

     o Focused Marketing -- we focus our direct marketing efforts on prospects within our identified market verticals in the supply chain industries (products and services).

                                  Part II - 18

     o Cross-selling strategies - we intend to capitalize on cross-selling opportunities generated by our acquisitions.

     o Personal Contact - eNucleus direct sales staff concentrates its efforts on contacting potential customers within each market vertical that have had no previous experience with earlier software releases or web-enabled software in general.

     o Industry Specific Advertising - we complement each application division's sales efforts with general advertising in trade publications of specific industry verticals that we or our subsidiaries service.


Competition

          We believe we have positioned ourselves in the "Tier I & II" applications industry. We are selling software and services at costs that are generally below the large systems integrators and above the "shrink-wrapped" software providers.

          Our management believes that we have a competitive advantage over its competitors who typically charge considerable professional service fees to customize pre-packaged solutions. We are competitive in our market based upon the following:

          |X| Early Mover - By acquiring industry leading applications and enhancing them with managed services, we continually stay ahead of our competition.

          |X| Niche Market Leader - Our embedded customer base provides ample opportunity for growth and longevity.

          |X| Offshore Technology and BPO - Our offshore programming and back office support staff provide a 70% cost savings over domestic equivalents.

          |X| Internet Standards Based Approach - We continue to deploy our applications via Internet driven protocols to provide an open environment that can integrate with the multitude of client architectures.

          |X| Significant Barriers to Entry - The two-year timeline to replicate our proprietary industry specific applications provides a considerable barrier to entry. This is additionally enhanced by our inherent ability to integrate our applications with the new Internet economy.

          While management believes the company is well positioned, the reader should recognize that the market for Internet-based technology solutions is intensely competitive, rapidly evolving and subject to technological change. We expect competition to persist, intensify and increase in the future. We believe that the principal competitive factors in our market are:

          o    single source provider solutions, o strategic expertise,

          o    technical knowledge,

          o    best of breed products and services,

          o    reliability,

                                  Part II - 19

          o    client service, and

          o    price.

          Most of our current and potential competitors have longer operating histories, larger installed client bases, longer relationships with customers and significantly greater financial, technical, marketing and public relations resources that could decide at any time to increase their resource commitments to our market. In addition, the market for Internet solutions is relatively new and subject to continuing definition, and, as a result, the core business of certain of our competitors may better position them to compete in this market as it matures. Competition of the type described above could materially adversely affect our ability to realize our goals.

          There are relatively low barriers to entry into our business. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by us, which could have a material adverse effect on our business, results of operations and financial condition.


Employees

          As of July 11, 2005, we employed approximately 170 full time personnel in the United States and in our Asia Pacific operations (Singapore and India). We also contract with several outside parties to provide certain engineering, sales and administrative services on an as needed basis. Our employees are not subject to collective bargaining agreements and we consider our relationships with our employees to be good.


History

          We began business operations in 1984 in Colorado Springs, Colorado, as a provider of computer systems and components. The Company adopted the name Nucleus, Inc. in December 1998 and reorganized in April 1999 when we merged with Nucleus Holding Corporation, a privately held Illinois corporation based in Chicago. In July 2000, our shareholders approved the re-incorporation in Delaware from Nevada and changed the name to eNucleus, Inc. Our common stock was traded on the OTC (Over the Counter) market under the symbol ENCS.OB. Our stock is now traded under the symbol ENUI.OB.

          On May 10, 2001, we filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois, Eastern Division. The action was a direct result of the continued difficulties in the Internet industry and related financing markets that resulted in difficulties in restructuring our debt.

          We continued operations as a debtor-in-possession under the supervision of the Bankruptcy Court and on November 6, 2003, the Court confirmed our Plan of Reorganization and allowed us to successfully emerge from our Chapter 11 reorganization. In accordance with the plan, holders of certain allowed claims received 1 share of common stock for every $3.00 of debt and our common stock underwent a 1 for 6 reverse stock split.

          On February 9, 2004, we completed an asset purchase of PrimeWire, Inc. ("PrimeWire"). PrimeWire's operations primarily focus on providing third party employee benefits administration via the Internet. PrimeWire received $50,000

                                  Part II - 20
upon closing and was to receive a three year earn out that provided for (i) quarterly cash payments of 10% of the net revenues generated by the PrimeWire assets and (ii) quarterly stock payments of 15% of the net revenues generated by the PrimeWire assets (shares to be determined based upon the average closing price of the 20 day period prior to the end of each quarter). Additionally, PrimeWire had the ability to earn an additional 7% of Net Revenues generated by large license deals (license agreements in excess of $200,000 in the first 12 months of the contract) during the first year.

          We have never made any payments of common stock to PrimeWire because we disputed the accuracy of the representations and warranties made to us by PrimeWire. In May of 2004, we notified Primewire of our intent to set-off amounts against the purchase price of the Primewire assets pursuant to several alleged breaches of the purchase agreement. On May 31, 2005, we settled all claims with PrimeWire. Under the terms of our settlement, we paid Primewire $400,000 and assigned certain accounts receivable to PrimeWire as full and final payment.

          In June 2004, we acquired TAK Acquisition Co., a privately held internet-enabled petroleum supply chain network ("TAKGroup"). TAKGroup provides comprehensive "value-chain" automation solutions for the petroleum industry and its technology suite provides software solutions through the Internet to manage the distribution functions for suppliers, marketers and end-users in the petroleum industry. TAKGroup eliminates inefficiencies in product sales, value-added service delivery, promotional information communication, and other labor-intensive customer support processes. TAKGroup's technology solutions can be deployed in whole or in parts across the petroleum supply chain, leveraging existing relationships and established behaviors. Under the terms of the acquisition agreement, TAKGroup received 650,000 shares of our common stock, 150,000 of which are subject to forfeiture if the TAKGroup business unit fails to generate a minimum of $1.25 million in annualized revenue in the first 12 months following the closing. In addition, members of the management team of TAKGroup received 150,000 shares of our common stock subject to vesting over a one-year period and 250,000 options were issued to employees, which are subject to vesting over a two-year period.

          In August 2004, Barron Partners LP ("Barron") purchased 2,500,000 shares of our common stock, together with two warrants, for $1,000,000. One warrant granted Barron the right to purchase 2,500,000 shares of our common stock at an exercise price of $.60 per share, and the other warrant granted Barron the right to purchase 1,000,000 shares of our common stock at an exercise price of $1.00 per share. In connection with Barron's purchase of additional shares of our common stock on May 6, 2005, the exercise prices of these warrants were reduced to $.35 per share.

          As of August 1, 2004, we acquired all the outstanding stock of Frontier Technologies, a Singapore based company. The purchase price included the assumption of certain debts and the issuance of common stock to be issued over a twelve-month period based on a multiple of 3.5 times the 2005 calendar year net earnings. Frontier is engaged in the business of IT professional services and solutions sales.

          In May 2005, we acquired certain software and related assets from Acrux LLC, a Chicago-based technology company with software assets designed for the educational industry to assist with financial and student management. The

                                  Part II - 21
purchase price included 350,000 shares of our common stock plus a 10% earnout payment based upon the gross revenue from the purchased assets for a two year period (up to a maximum of $2,500,000).

          In May 2005, we acquired assets from Applitech Solutions, Ltd., an India-based software technology company. The software assets are held in a wholly owned Indian subsidiary, eNucleus India Solutions, Pte. The purchase price consisted of one million shares of common stock (500,000 common shares due at closing and the remaining shares being unvested contingent upon achievement of certain revenue targets), a payment equal to one half the net earnings collected in 2005 up to $2.5 million (calculated and payable after the 2005 10-KSB is filed in 2006), and a warrant to purchase 350,000 shares of our common stock.

DESCRIPTION OF PROPERTIES

          We maintain our executive office at 2850 W. Golf Rd., #405, Rolling Meadows, IL 60008. We also lease 2,500 square feet in Atlanta, GA and 2,400 square feet in Vancouver, WA.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          We have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5 percent of our common stock or entitles affiliated with them had or will have an interest, other than as described under "Management" and in the transactions described below. For transactions described in this section that occurred prior to March 2004, we have adjusted the share and per share purchase price information to reflect a 1:10 reverse stock split of our common stock.

         Stock Sales to Insiders

          The following table summarizes sales by us of our common stock since inception to our executive officers, directors and holders of more than 5 percent of our total voting securities.

                                       Shares of       Total
                                        Common        Purchase       Date of
                                        Stock          Price         Purchase
                                      -----------    ----------    ------------
Executive Officers and Directors
                                      -----------    ----------    ------------
     John C. Paulsen                   1,603,900      $671,715      11/06/2003
                                      -----------    ----------    ------------
     Dhru Desai(1)                     1,973,783      $367,296      11/06/2003
                                      -----------    ----------    ------------
     Prakash Tambe                       200,000      $ 30,000      03/31/2004
                                      -----------    ----------    ------------
     Harley Luplow                       100,000      $ 30,000      08/26/2004
                                      -----------    ----------    ------------

(1) Includes shares originally acquired by Congruent Venture, LLC, a related party of Dhru Desai.


                                  Part II - 22

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the financial statements and related notes which are included under Item 1 and with the Management's Discussion and Analysis Of Financial Condition and Results Of Operations and the audited financial statements and related notes included in eNucleus' Form 10-KSB, as filed with the Securities and Exchange Commission on April 22, 2005, and Form 10-QSB, as filed with the Securities and Exchange Commission on August 5, 2005.

          This SB-2 contains forward-looking statements within the meaning of the Private Securities litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that involve numerous risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or comparable terminology or by discussions of strategy that involve risks and uncertainties. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Actual results could differ from such forward-looking statements. We undertake no obligation to revise forward-looking statements. Readers are encouraged to review and consider carefully the various disclosures made by us in this registration statement and our other reports filed with the Securities and Exchange Commission, including our Form 10-KSB for the year ended December 31, 2004 and our Form 10Q-SB for the quarter ended June 30, 2005. Such risks and uncertainties include our ability to raise the funds necessary to finance our operations, general effects of our restructuring and emergence from Chapter 11 reorganization, our ability to successfully execute on our business plan, competitive factors and attracting new customers.

     Summary Financial Information

          The summary financial data set forth below are derived from and should be read in conjunction with the financial statements, including the notes thereto, filed as part of this Registration Statement in Form SB-2.

------------------------ -------------- -------------- ------------ ------------
                                                          Twelve       Twelve
                           Six Months     Six Months      Months       Months
                             Ended          Ended         Ended        Ended
                            06/30/05       06/30/04      12/31/04     12/31/03
------------------------ -------------- -------------- ------------ ------------
STATEMENT OF
OPERATIONS DATA:
------------------------ -------------- -------------- ------------ ------------

   Revenue                 3,407,440      1,453,826      3,204,456      577,574
------------------------ -------------- -------------- ------------ ------------
   Income (Loss) from
   continuing
   operations                 26,086       707,750         224,743     (606,009)
------------------------ -------------- -------------- ------------ ------------
   Net Income (Loss)          26,086       707,750         445,300   (3,452,311)
------------------------ -------------- -------------- ------------ ------------
   Net Income (Loss)
   per common share*             .00           .04             .02         (.07)
   share*
--------------------------------------- -------------- ------------ ------------

------------------------ -------------- -------------- ------------ ------------
BALANCE SHEET DATA:
------------------------ -------------- -------------- ------------ ------------
   Working capital         2,359,826       247,487         (96,856)    (451,149)
------------------------ -------------- -------------- ------------ ------------
   Total assets            7,640,401     2,097,885       3,852,704       35,903
------------------------ -------------- -------------- ------------ ------------
   Total liabilities       2,887,837     1,191,355       1,892,919      812,512
------------------------ -------------- -------------- ------------ ------------
   Stockholders' Equity    4,752,564       906,530       1,959,785     (776,609)
------------------------ -------------- -------------- ------------ ------------

                                  Part II - 23

                         LIQUIDITY AND CAPITAL RESOURCES

          On November 6, 2003, we received our final decree from the United States Bankruptcy Court for the Northern District of Illinois, successfully concluding our restructuring and emergence from bankruptcy. Although the Plan resulted in a substantial reduction in debt, further improvements in our liquidity position will be subject to the success of initiatives we are undertaking to increase sales and reduce operating expenses.

          As shown in our balance sheet, our working capital balance was $2,359,826 as of the six month period ended June 30, 2005. As shown in our results of operations, we were profitable in the first six months of 2005 as a result of our most recent acquisitions and we raised $2,080,000 in common equity in the second quarter of 2005. However, our continued existence is dependent on our ability to maintain future profitable operations and our ability to obtain additional financial support. The satisfaction of our cash requirements hereafter will depend in large part on our ability to successfully generate revenues from operations and raise additional capital to fund operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within our existing operations will not occur. Management is aggressively pursuing additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include high-yield financing vehicles, short or long-term borrowings or the issuance of equity securities. There can be no assurances that management's efforts in these regards will be successful.

          In August 2004, Barron Partners LP ("Barron") purchased from us, at a price of $1,000,000, 2,500,000 shares of our common stock, together with two warrants. One warrant granted Barron the right to purchase 2,500,000 shares of our common stock at a price of $.60 per share, with a callable feature as of April 1, 2005 requiring automatic exercise if our common stock price is at least $1.20 per share for 20 consecutive trading days and there is an effective registration statement covering the shares subject to the warrant. The other warrant granted Barron the right to purchase 1,000,000 shares of our common stock at a price of $1.00 per share without such a call feature.

          In May, 2005, Barron purchased from us, at a price of $2,080,000, an additional 8,000,000 shares of our common stock, together with a warrant to purchase 2,000,000 shares of our common stock at a price of $.35 per share. In connection with this closing with Barron, we reduced the exercise prices in the two warrants Barron purchased in August 2004 from $.60 per share to $.35 per share and removed the call features.

                                  Part II - 24

Critical Accounting Policies

          The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the Unites States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for allowances for doubtful accounts, acquisitions, goodwill impairments, contingencies, accruals, extinguished liabilities resulting from the reorganization case and taxes. Actual results could differ from these estimates.

Revenue Recognition

          Services. The Company recognizes revenue upon providing a service or making delivery to its clients. Billings made or payments received in advance of providing services are deferred until the period those services are provided. Certain contracts include up-front charges for installation or other set up services. These expenses are no longer spread out over the life of the contract and are now recognized as services are performed. This better enables the Company to match revenues with expenses incurred. Certain contracts with customers may contain service level commitments, which may require the Company to provide credits if required service level commitments are not met. These amounts, if any, are accounted for in cost of sales.

          License Agreements and Sales of Source Code. We recognize revenues from license agreements each month over the term of the license agreements. Support revenues from customers who purchase our premium support offerings are recognized ratably over the term of the support contract. Consulting services and training revenues are accounted for separately from license and support revenues because these services have value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered elements. Our arrangements do not contain general rights of return. Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration. In the case of sales of our source code, we recognize revenue in the period in which the transaction occurred as long as all our obligations relating to such transaction have been completed in such period.

          Multi-Year Licenses. Revenue from multi-year software licensing arrangements is accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Revenue for retail packaged products, products licensed to original equipment manufacturers (OEMs), and select sales of certain source code of a software product is generally recognized as products are shipped, with a portion of the revenue recorded as unearned due to undelivered elements including, in some cases, free post-delivery telephone support or the right to receive unspecified upgrades / enhancements on a when-and-if-available basis for a period of time. The amount of revenue allocated to undelivered elements is recognized as revenue related to delivered elements. Unearned revenue due to undelivered elements Is recognized ratably over the service period specified or estimated product life.

                                  Part II - 25

          Multiple Deliverables and Extended Payment Contracts. The following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

For these types of contracts, we recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement;
(2) the service or product has been provided to the customer; (3) the collection of our fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

Accordingly, if a software transaction does not require significant production, modification or customization, then the following criteria must be met before revenue derived from each element of the transaction can be recognized:

          1. Persuasive evidence that the software transaction exists - this criterion can be demonstrated by a signed agreement, or by the existence of a purchase order or similar document related to the software.

          2. The software has actually been delivered - this factor is satisfied if the agreement provides an acceptance period of less than 30 days. Where software is delivered electronically, delivery occurs when the customer either actually downloads the software, or has been provided access that would allow it to immediately access the software.

          3. The cost of the software is fixed or determinable - this criterion is met if:

                    (a) the fees due under the agreement are to be paid in less than twelve months and the warranties are routine, short-term and relatively minor; or

                    (b) the transaction involves a "Large License Deal" (priced at or over $200,000) where we regularly use extended-payment contracts with payments beyond 12 months and we have a demonstrated history of successfully collecting the full amount of these types of contracts without making additional concessions.

          4. It is likely that the fees will be collected - this element is satisfied unless the purchaser's cancellation or refund rights extend beyond thirty days or if fee is paid for partial performance are refundable if the contract is not fully performed.

          Accounting for Stock-Based Awards. In the past, we have awarded a limited number of stock options and warrants to non-employees. For these options and warrants, we recognize the stock-based compensation expense over the vesting periods of the underlying awards, based on an estimate of their fair value on the vesting dates using the Black-Scholes option-pricing model. As of June 30, 2005, we had recognized compensation expense on all options and warrants issued to non-employees.

                                  Part II - 26

                              RESULTS OF OPERATIONS

Six Months Ending June 30, 2005 vs. Six Months Ending June 30, 2004
-------------------------------------------------------------------

          Revenue. For the first six months ending June 30, 2005, revenue increased approximately $1,953,614 or 134% to $3,407,440 from $1,453,826 in the first six months of 2004. This increase was attributable to the acquisitions and growth of business.

          Operating expenses. For the first six months of 2005, operating expenses increased approximately $1,981,085 to $2,673,893 from $692,808 in the first six month of 2004. The majority of the increase relates to the salaries and other operating expenses associated with the acquisitions and the addition of corporate personnel.

          Depreciation and amortization expense. Depreciation and amortization expense increased $529,923 to $583,172 in the six months ending June 30, 2005 as compared to $53,249 in the first six months of 2004. This is attributable to acquisition goodwill and purchase of intellectual property.

          Net Income. The first six months of 2005 resulted in net income of $26,086. Our net income in the first six months of 2004 was $707,750. Excluding the impact of non-cash expense (depreciation and stock based compensation), earnings were approximately $733,547 in the first six months of 2005.


Fiscal year 2004 vs. Fiscal year 2003
-------------------------------------

          Revenue. For 2004, revenues were $3,204,000 compared to $578,000 for 2003. In February and May 2004, we completed our first acquisitions since reorganization which accounted for the majority of the growth from 2004.

          Operating expenses. For 2004, operating expenses increased approximately $1,187,000 to $2,209,000 from $1,022,000 in 2003. The majority of the increase relates to the expansion of our business from acquisitions.

          Depreciation and amortization expense. Depreciation and amortization expense increased $619,000 to $770,000 in 2004 as compared to $151,000 in 2003. The increase was primarily a result of additional assets acquired through our acquisitions.

          Net reorganization expenses. Costs incurred by us include professional fees, court costs and other expenses associated with the Chapter 11 proceedings as well as fees incurred in its restructuring of its business. During 2004 and as a result of the emergence from bankruptcy, we incurred reorganization and restructuring expenses. Net expenses totaling $22,000 includes additional professional fees and a write-off of fixed assets offset by adjustments in settling outstanding liabilities.

          Net income. For the year ended December 31, 2004, our net income was $445,000 compared to a loss of $3,452,000 in 2003. Excluding the impact of certain non-cash and non-recurring expenses, including the bankruptcy related expenses and depreciation, for the year ended December 31, 2004, our net income was $1,237,000 compared to a net loss of $445,000 in 2003. This increase in net income is a result of our continued cost containment and reduction efforts, increased sales efforts of its products and profitable acquisitions.

                                  Part II - 27

                                   MANAGEMENT

          We are managed by five executive officers and our board of directors. Set forth below is information relating to our executive officers and members of our board of directors.

         The following table contains certain information with respect to our directors and executive officers:

Name                        Age        Position
----                        ---        --------

Randy Edgerton               52        Director, Chief Executive Officer and
                                       President

John C. Paulsen              42        Director and Executive Director of
                                       Finance and Business Development

Dhru Desai                   43        Director,  Chairman of the Board and
                                       Executive  Director of Mergers &
                                       Acquisitions and Global Sales Strategy

Prakash Tambe                44        Chief Information Officer

Harley M. Luplow             49        Chief Financial Officer

Raymond Pirtle, Jr.          64        Director

Augustine N. Esposito        51        Director

Al Case                      50        Director

Ed Skoldberg                 56        Director

          Randy Edgerton, currently a director and our Chief Executive Officer and President. Mr. Edgerton is responsible for the management of eNucleus' operations as well as sales and marketing. Mr. Edgerton transitioned from our Executive Vice President. Prior to joining eNucleus, Mr. Edgerton was at TAK Industrial Corp/Tak Acquisition DBA - TAK Group serving as President from 1996 to 2004.

          John C. Paulsen, currently a director and our Executive Director of Finance and Business Development. Mr. Paulsen served as Chairman of the Board of Directors and Chief Executive Officer of eNucleus since April 1999 until June 2005. Prior thereto, Mr. Paulsen served as the President of Nucleus Holding Company. From 1995 to 1997 Mr. Paulsen served as President and CEO of MetroLink Communications, Inc. a long-distance carrier. From 1990 to 1995, Mr. Paulsen served as President and CEO of American Teletronics Long Distance, Inc. a reseller of long-distance telecommunications services.

                                  Part II - 28

          Dhru Desai, currently a director and our Executive Director of Mergers & Acquisitions and Global Sales Strategy. Mr. Desai served as our appointed President from May 2004 until June 2005. From 2001 to 2004, Mr. Desai was the CEO of Congruent Ventures. From 1998 to 2001, Mr. Desai was the founder and CEO of Cronus Technologies, Inc. (recently divested to Cisco, FastCom and Advanced Fiber). Mr. Desai has a Masters Degree in Computer Science from the Illinois Institute of Technology.

          Prakash Tambe has served as our Chief Information Officer since May 2004. From 2000 to 2003, Mr. Tambe served as the Chief Technology Officer of Empact Corp. From June 1994 to February 2000, Mr. Tambe served as the director of technology for Revere Group. Mr. Tambe has a Masters Degree in Computer Science from the Illinois Institute of Technology.

          Harley M. Luplow, currently our Chief Financial Officer. Mr. Luplow has served as our Chief Financial Officer since August 2004. Mr. Luplow has over twenty years of experience with public and private companies in various roles including finance, marketing, information technology and law. From 2003 to 2004, Mr. Luplow worked as a consultant for business and legal services. From 2000-2003, Mr. Luplow served as Director of Budget and Forecasts and Revenue Manager for Boyne USA Resorts. From 1996-1999, Mr. Luplow served as Executive Director of China Operations for Urban Science Applications, Inc., Mr. Luplow has a Juris Doctor degree from Indiana University School of Law, an MBA from Georgetown University and a Bachelor of Science Degree from Michigan State University.


Board of Directors

          Our board of directors consists of seven members, namely, Randy Edgerton, John C. Paulsen, Dhru Desai, Raymond Pirtle, Jr., Augustine N. Esposito, Al Case and Ed Skoldberg.

          Raymond Pirtle, Jr., currently a director, is a veteran of the financial services industry, having spent the past three decades in a variety of senior roles in corporate finance, institutional sales, investment banking, and equity research, notably with J. C. Bradford & Co., Equitable Securities/SunTrust Equitable, and Avondale Partners, LLC. Ray has corporate board experience with both public and private companies, both in the financial services sector and beyond, and has served on Compensation, Audit, Nominating, and Employee Stock Options committees. From April 2005 to the present, Mr. Pirtle was President of Claridge Company LLC; from June 2001 to April 2005, Mr. Pirtle was managing partner of Avondale Partners Inc.; and prior to 2001, Mr. Pirtle was a managing director of Equitable Securities Corp.

          Augustine N. Esposito, currently a director, is an experienced entrepreneur and information technology expert. He has more than twenty years of experience raising capital for start-ups, consulting to IT Services companies, and managing public and private entities, notably with NetSearch, ANE Enterprises, and SNE, Inc. He is currently serving on the boards of several high-tech start-up companies. From November 2000 to present, Mr. Esposito has been involved in many personal, public and private investments. From April 2000 until November 2000, Mr. Esposito was President of NetSearch LLC.

                                  Part II - 29

          Al Case, currently a director, is the president and Chief Executive Officer of Stamford Research, a technology and management research firm based in Stamford, CT, where he has maintained such position since April 2003. His 30 year career includes having been division president of a NYSE-listed company, CEO of a small technology company, and an industry analyst for Gartner Group, where he managed their software, investor research, and benchmarking divisions. He currently serves on several boards for both public and private companies. From January 2000 through April 2003, Mr. Case was president of Gartner Matrix Division and senior vice president of Investor Research.

          Ed Skoldberg, currently a director, is a seasoned executive with over 30 years experience in the financial services and manufacturing sectors, with a focus on strategic planning, project management, and systems design, notably with Empire Blue Cross and Blue Shield, American Medical Security, Conseco Medical Insurance, and KT Holdings, Inc. Skoldberg's entrepreneurial experience also includes raising capital on Wall Street and managing billon dollar revenue companies. From 2003 to 2005, Mr. Skoldberg was President and Chief Operating Officer at KT Holdings, Inc.; from 2001 to 2002, Mr. Skoldberg was President and Chief Executive Officer at AMPLAS; from 2001 to 2002 Mr. Skoldberg was Chief Operating Officer at Stone Street Financial; and from 1999 to 2001, Mr. Skoldberg was Chief Operating Officer at Conseco Medical Insurance Company.

          On July 26, 2005, the Board of Directors created the following committees with accompanying committee members:

          Governance - Ed Skoldberg, Randy Edgerton and John Paulsen

          Audit - Raymond Pirtle and Al Case

          Compensation - Gus Esposito, Ed Skoldberg



                              DIRECTOR COMPENSATION


          Outside directors annually receive a warrant to purchase 50,000 shares of our common stock and receive no other compensation for serving on the Board of Directors, other than reimbursement of reasonable expenses in attending meetings of the Board of Directors.


                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OFFICERS

         The following table sets forth the number of shares of common stock beneficially owned as of September 15, 2005 by each person known by us to beneficially own more than 5% of the common stock of eNucleus. A beneficial owner of a security includes any person who has the power to vote or sell the shares.

                                                 Amount of         Percent of
               Name of Beneficial Owner          Ownership            Class
               ------------------------          ---------            -----

               Barron Partners LP (1)           16,000,000             31%

                                  Part II - 30

          (1) Includes presently exercisable warrants to purchase 5,500,000 shares of our common stock.




                             EXECUTIVE COMPENSATION

          The following table summarizes the compensation paid for the years ended December 31, 2004, 2003 and 2002 to the individuals who served as our chief executive officer during any part of fiscal year 2004, 2003 or 2002 and those serving as executive officers during such periods.


Summary Compensation Table


                                                                      All Other
                                                                    Compensation
   Name and Principal Position     Year    Salary ($)   Bonus ($)       ($)
   ---------------------------     ----    ----------   ---------       ---
   John C. Paulsen,                2004      57,692
   Chief Executive Officer,        2003      34,000        ---          ---
   principal Financial Officer     2002      98,000        ---          ---
   and Secretary                                           ---          ---

   Dhru Desai(1)                   2004      57,692


     (1)  President as of May 2004.

     The following table summarizes the individual grants of stock options made during the most recent fiscal year to the individuals who served as our named executive officers.

                  Summary Stock Option Table


                                                             Options issued and
          Name and Principal Position           Year            outstanding
          -------------------------------  --------------  ---------------------


          John C. Paulsen,  President and
          Chief  Executive Officer              2005              145,833


          Dhru Desai                            2005              145,833

          Randy Edgerton                        2005              125,000


Stock Plans.

          We have an Omnibus Stock Incentive Plan that provides for the issuance of stock non-qualified options incentive stock options stock appreciation rights and performance units. Under the Plan, all our employees, together with other persons who perform substantial services for us or on our behalf, will be eligible to receive incentive and non-statutory options to purchase eNucleus

                                  Part II - 31
common stock. The plans are administered by the compensation committee. Under the plans, the exercise price at which the shares of eNucleus common stock covered by each grant may be purchased will be determined on the date of grant by the committee, but can be no less than the par value of such shares and, in the case of incentive stock options, may not be less than the fair market value of such shares on the date of grant. The number of shares covered under the options granted under the plans are subject to adjustments for stock splits, mergers, consolidations, combinations of shares, reorganizations and other recapitalizations. All options outstanding at the time of our filing for bankruptcy were cancelled. As of September 15, 2005, we have issued options to purchase 5,450,000 shares of our common stock.

          Aggregate Option/Warrant Exercises in Last Fiscal Year and Fiscal Year-End Option/Warrant Values.

          The selling security holders have exercised or will exercise warrants to purchase an aggregate of 2,800,000 shares of our common stock under this registration. One of the selling security holders, Barron Partners, has previously registered 5.5 million shares exercisable under warrants originally issued in 2004.

                                  LEGAL MATTERS

          Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Connelly Roberts & McGivney LLC, Chicago, Illinois.

                                     EXPERTS

          Our balance sheet as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2004, included in this prospectus and in the related Registration Statement, have been audited by Danziger & Hochman, independent accountants, as stated in their report appearing herein, and are included in reliance on the report of such firm given in their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

         This prospectus is part of a registration statement we have filed with the SEC relating to the securities that may be offered by the selling security holders. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

                                  Part II - 32

     SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION

          Pursuant to Delaware law, our Board of Directors has the power to indemnify officers and directors, present and former, for expenses incurred by them in connection with any proceeding they are involved in by reason of their being or having been an officer or director. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Our Certificate of Incorporation and Bylaws grant this indemnification to our officers and directors.

          To the extent that indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  Part II - 33

Part 1

INDEX TO FINANCIAL STATEMENTS


                                                                        PAGE


2004 INDEPENDENT AUDITORS' REPORT                                        F-1

2002 INDEPENDENT PUBLIC ACCOUNTANTS' REPORT                              F-2


CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated Balance Sheets - Statement I                       F-3

         Consolidated Statements of  Shareholders' Equity
             (Deficit)- Statement II                                  F-4 - F-5

         Consolidated Statements of Operations - Statement III           F-6

         Consolidated Statements of Cash Flows - Statement IV            F-7


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            F-8 - F-17

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of:
eNUCLEUS, INC.

We have audited the accompanying consolidated balance sheets of eNUCLEUS, INC. as at December 31, 2004 and 2003, and the consolidated statements of operations, shareholders' equity , and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's consolidated financial statements for the year ended December 31, 2002 were audited by other auditors whose report dated March 28, 2003 is attached.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in note 2 to the consolidated financial statements, the Company continues to incur negative cash flow from operations and must continue to fund their working capital needs. Additionally, the Company will need to negotiate payment terms with some if its creditors. There can be no assurance that the Company will reach agreement with these parties or be able to satisfy their indebtedness in a timely manner acceptable to them. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/  DANZIGER & HOCHMAN
-----------------------------
     DANZIGER & HOCHMAN






Toronto, Ontario
April 13, 2005
                                                           Chartered Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of eNucleus, Inc.


We have audited the accompanying consolidated balance sheet of eNUCLEUS, INC. (a Delaware corporation) (the Company) as at December 31, 2002 and 2001, and the related statements of operations, stockholders' (deficit) equity , and cash flows for the year ended December 31, 2002, two month period ended December 31, 2001 and the ten month period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eNucleus, Inc. as of December 31, 2002 and 2001, and the results of their operations and cash flows for the year ended December 31, 2002, two month period ended December 31, 2001 and ten month period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in note 2 to the financial statements, the Company continues to incur operating losses and must continue to fund negative working capital needs. Additionally, the Company will need to negotiate payment terms with some of its administrative claim holders. There can be no assurance that the Company will reach agreement with these parties or be able to satisfy their indebtedness in a timely manner acceptable to them. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Palos Heights, Illinois
March 28, 2003                                          Bujan & Associates, Ltd.





eNUCLEUS, INC.                                                                 Statement I
Consolidated Balance Sheets
(Stated in United States Dollars)
As at December 31, 2004
==========================================================================================

                                                                    2004          2003
                                                                 -----------   -----------
ASSETS
    Current
        Cash                                                     $    45,800   $        78
        Accounts receivable                                        1,039,133          --
        Prepaid expenses                                              13,098        16,039
                                                                 -----------   -----------

                                                                   1,098,031        16,117
                                                                 -----------   -----------
    Other
        Due from Applitech Solution, Ltd. (note 3c and note 4)       242,352          --
        Property and equipment (note 5)                            1,615,203        19,786
        Intangible assets (note 6)                                   897,118          --
                                                                 -----------   -----------

                                                                 $ 3,852,704   $    35,903
                                                                 ===========   ===========

LIABILITIES
    Current
        Accounts payable and accrued expenses                    $ 1,085,298   $   310,405
        Notes payable (note 7)                                        70,957       156,861
        Deferred revenue                                              38,632          --
                                                                 -----------   -----------

                                                                   1,194,887       467,266
                                                                 -----------   -----------
    Long-term
        Notes payable (note 7)                                       698,032       345,246
                                                                 -----------   -----------

                                                                   1,892,919       812,512
                                                                 -----------   -----------


SHAREHOLDERS' EQUITY (DEFICIT) - Statement II
    Common stock (note 8)                                             26,999        95,278
    Preferred stock (note 8)                                            --           1,454
    Additional paid-in capital                                    10,899,819     8,538,992
                                                                 -----------   -----------

                                                                  10,926,818     8,635,724

DEFICIT                                                          ( 8,967,033)  ( 9,412,333)
                                                                 -----------   -----------

                                                                   1,959,785   (  776,609)
                                                                 -----------   -----------

                                                                 $ 3,852,704   $    35,903
                                                                 ===========   ===========


{See accompanying notes.}                                                              F-3




eNUCLEUS, INC.                                                                        Statement II
Consolidated Statements of Shareholders' Equity (Deficit)
(Stated in United States Dollars)
For the Year Ended December 31, 2004
===================================================================================================



                                                    Preferred Stock              Common Stock
                                                 Shares        Amount        Shares        Amount
                                              -----------   -----------   -----------   -----------
Balance, December 31, 2001                           --     $      --            --     $      --

Issuance of common stock through the
exchange of old common stock (per Plan)              --            --       1,749,925         1,750
Issuance of common stock through
the exchange of creditor claims (per Plan)           --            --       2,764,114         2,764
Contributed capital from the
unexchanged stock and debt                           --            --            --            --
Issuance of common stock in
conjunction with debt financings                     --            --       5,542,400         5,542
Common stock issued upon
conversion of debt                                   --            --      12,046,433        12,047
Common stock issued for employment services          --            --       2,400,000         2,400
Common stock issued upon
exercise of options                                  --            --       7,000,000         7,000
Common stock issued for services provided            --            --       1,710,000         1,710
Issuance of common stock for acquisitions            --            --          50,000            50
Net loss                                             --            --            --            --
                                              -----------   -----------   -----------   -----------
Balance, December 31, 2002                           --            --      33,262,872        33,263

Issuance of common stock in
conjunction with debt financing                      --            --       1,687,512         1,690
Common stock issued for
employment services                                  --            --       3,425,000         3,425
Common stock issued for services provided            --            --       2,950,000         2,950
Common stock issued upon
conversion of debt                                   --            --      53,954,000        53,950
Preferred stock issued upon
conversion of debt                              1,453,779         1,454          --            --
Net loss                                             --            --            --            --
                                              -----------   -----------   -----------   -----------
BALANCE, December 31, 2003                      1,453,779   $     1,454    95,279,384   $    95,278
                                              ===========   ===========   ===========   ===========

                                                                                                F-4



eNUCLEUS, INC.                                                                          Statement II
Consolidated Statements of Shareholders' Equity (Deficit)
(Stated in United States Dollars)
For the Year Ended December 31, 2004  (Continued)
=====================================================================================================



                                                                 New        Additional
                                                 Equity        Paid-In     Accumulated
                                                Issuable       Capital       Deficit         Total
                                               ----------    -----------   -----------    -----------
Balance, December 31, 2001                      3,671,934           --     ($  202,394)   $ 3,469,540

Issuance of common stock through the
exchange of old common stock (per Plan)        (  874,963)       873,213          --             --
Issuance of common stock through
the exchange of creditor claims (per Plan)     (1,382,057)     1,379,293          --             --
Contributed capital from the
unexchanged stock and debt                     (1,414,914)     1,414,914          --             --
Issuance of common stock in
conjunction with debt financings                     --             --            --            5,542
Common stock issued upon
conversion of debt                                   --        2,556,514          --        2,568,561
Common stock issued for employment services          --             --            --            2,400
Common stock issued upon
exercise of options                                  --           25,000          --           32,000
Common stock issued for services provided            --           12,690          --           14,400
Issuance of common stock for acquisitions            --            7,450          --            7,500
Net loss                                             --             --      (5,757,628)    (5,757,628)
                                              -----------    -----------   -----------    -----------
Balance, December 31, 2002                           --        6,269,074    (5,960,022)       342,315


Issuance of common stock in
conjunction with debt financing                      --           71,310        73,000
Common stock issued for
employment services                                  --           70,525          --           73,950
Common stock issued for services provided            --          149,800          --          152,750
Common stock issued upon
conversion of debt                                   --          659,922          --          713,872
Preferred stock issued upon
conversion of debt                                   --        1,318,361          --        1,319,815
Net loss                                             --             --      (3,452,311)    (3,452,311)
                                              -----------    -----------   -----------    -----------
BALANCE, December 31, 2003                    $      --      $ 8,538,992   ($9,412,333)   ($  776,609)
                                              ===========    ===========   ===========    ===========


(See accompanying notes)                                                                   F-4 (Con't)




eNUCLEUS, INC.                                                                          Statement III
Consolidated Statements of Shareholders' Equity (Deficit)
(Stated in United States Dollars)
For the Year Ended December 31, 2004
=====================================================================================================



                                                    Preferred Stock               Common Stock
                                                 Shares         Amount        Shares        Amount
                                              -----------    -----------    ----------    -----------
Balance, January 1, 2004                        1,453,779    $     1,454    95,279,384    $    95,278

Common share reverse stock split                     --             --     (85,751,445)  (     85,751)
Issuance of shares for Frontier acquisition          --             --         200,000            200
Issuance of shares for TAK acquisition               --             --         650,000            650
Issuance of common stock issued upon
    conversion of debt                               --             --           2,500              3
Common stock issued for employment
    services                                         --             --         466,400            467
Common stock issued for services provided            --             --         530,000            530
Preferred stock issued for cash                   361,112            362          --             --
Preferred stock issued for services                90,000             90          --             --
Conversion of preferred shares to common
    shares                                     (1,904,891)   (     1,906)   11,640,784         11,641
Warrants issued for cash                             --             --       1,203,705          1,203
Issue of common shares for cash                      --             --       2,777,777          2,778
Stock options issued                                 --             --            --             --
Net income                                           --             --            --             --
                                              -----------    -----------    ----------    -----------

BALANCE, December 31, 2004                           --      $      --      26,999,105    $    26,999
                                              ===========    ===========    ==========    ===========

                                                                                                  F-5




eNUCLEUS, INC.                                                                        Statement III
Consolidated Statements of Shareholders' Equity (Deficit)
(Stated in United States Dollars)
For the Year Ended December 31, 2004  (Continued)
====================================================================================================



                                                 New        Additional
                                                Equity        Paid-In     Accumulated
                                               Issuable       Capital       Deficit         Total
                                              -----------   -----------   -----------    -----------
Balance, January 1, 2004                      $      --     $ 8,538,992   ($9,412,333)   ($  776,609)

Common share reverse stock split                     --          85,751          --             --
Issuance of shares for Frontier acquisition          --         101,800          --          102,000
Issuance of shares for TAK acquisition               --         298,350          --          299,000
Issuance of common stock issued upon
    conversion of debt                               --          16,124          --           16,127
Common stock issued for employment
    services                                         --         109,533          --          110,000
Common stock issued for services provided            --         135,108          --          135,638
Preferred stock issued for cash                      --         324,638          --          325,000
Preferred stock issued for services                  --          89,910          --           90,000
Conversion of preferred shares to common
    shares                                           --     (     8,166)         --            1,569
Warrants issued for cash                             --         119,167          --          120,370
Issue of common shares for cash                      --       1,006,782          --        1,009,560
Stock options issued                                 --          81,830          --           81,830
Net income                                           --            --         445,300        445,300
                                              -----------   -----------   -----------    -----------

BALANCE, December 31, 2004                    $      --     $10,899,819   ($8,967,033)   $ 1,959,785
                                              ===========   ===========   ===========    ===========

(See accompanying notes)                                                                 F-5 (Con't)




eNUCLEUS, INC.                                                             Statement III
Consolidated Statement of Operations
(Stated in United States Dollars)
For the Year Ended December 31, 2004
========================================================================================


                                                 2004           2003            2002
                                             ------------    ------------   ------------
REVENUE
    Licences and servicing fees (note 2)     $  3,204,456    $    577,574   $    285,687
                                             ------------    ------------   ------------

OPERATING EXPENSES                              2,209,394       1,032,618      1,150,115
                                             ------------    ------------   ------------

INCOME (LOSS) BEFORE THE UNDERNOTED               995,062    (    455,044)  (    864,428)
                                             ------------    ------------   ------------

Depreciation and amortization expense             770,319         150,965        375,621
Net reorganization expense                         21,795       1,171,680      4,517,579
Net income from Tendercity (notes 2 and 4)  (     242,352)           --             --
Write off of goodwill                                --         1,674,622           --
                                             ------------    ------------   ------------


NET INCOME (LOSS) FOR THE YEAR               $    445,300    ($ 3,452,311)  ($ 5,757,628)
                                             ============    ============   ============

BASIC AND DILUTED
NET INCOME (LOSS) PER COMMON SHARE           $       0.02    ($      0.07)  ($       .25)
                                             ============    ============   ============


WEIGHTED AVERAGE OF COMMON
SHARES OUTSTANDING - BASIC
AND DILUTED                                    19,606,805     51,687,983      23,006,248
                                             ============    ===========    ============

                                                                                     F-6



eNUCLEUS, INC.                                                                          Statement IV
Consolidated Statement of Cash Flows
(Stated in United States Dollars)
For the Year Ended December 31, 2004
=====================================================================================================

                                                                2004          2003           2002
                                                             -----------   -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss) for the year - Statement III           $   445,300   ($3,452,311)   ($5,757,628)
    Adjustments to reconcile net income (loss) to net cash
        provided by (used in) operating activities
            Transfer of accounts receivable for assets      (  1,365,636)         --             --
            Non-cash reorganization expense                         --       1,171,680      4,517,579
            Shares issued in consideration of services           335,638        73,950           --
            Write off of goodwill                                   --       1,674,622           --
            Depreciation and amortization                        770,319       150,965        375,624
        Changes in operating assets and liabilities
            Changes in deferred revenue                           38,632          --             --
            Change in due from Applitech Solution, Ltd.      (   242,352)         --             --
            Changes in accounts receivable                   ( 1,039,133)       54,893         14,154
            Changes in prepaid expenses                            2,941        21,935    (   113,374)
            Changes in payables and accrued expenses             774,893   (   414,554)       368,041
                                                             -----------   -----------    -----------

Net cash from (used in) operating activities                 (   279,398)  (   718,820)   (   595,604)
                                                             -----------   -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of intangible assets                            (   640,436)         --            --
    Purchase of property and equipment                       (   772,383)  (     8,883)         --
                                                             -----------   -----------    -----------
Net cash from (used in) investing activities                 ( 1,412,819)  (     8,883)         --
                                                             -----------   -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Changes in notes payable                                     266,882   (   791,122)       567,728
    Share issue in consideration for debt conversion              16,127     1,513,971         32,000
    Shares and warrants for cash                               1,454,930          --             --
                                                             -----------   -----------    -----------
Net cash from (used in) financing activities                   1,737,939       722,849        599,728
                                                             -----------   -----------    -----------


NET INCREASE (DECREASE) IN CASH                                   45,722   (     4,854)         4,124

CASH, BEGINNING OF YEAR                                               78         4,932            808

                                                             -----------   -----------    -----------

CASH, END OF YEAR                                            $    45,800   $        78    $     4,932
                                                             ===========   ===========    ===========


Non-cash activities
    Purchase of intangible assets                            $   345,904
    Stock options issued for asset acquisition                    81,830
    Shares for asset acquisition                                 401,000

                                                                                                 F-7


eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================

1.   NATURE OF OPERATIONS
     --------------------

     eNucleus, Inc. ("eNucleus" or the "Company") is a next generation software and managed hosting company. eNucleus' business strategy is to acquire companies that have proprietary software applications that fulfill core and niche business processes.

     The consolidated financial statements present the accounts of eNucleus, Inc. and its wholly-owned subsidiaries, Financial ASPx, Inc., Supply Chain ASPx, Inc., Alliance Net, Inc. and Frontier Technologies, Inc. The consolidated entities will hereinafter be referred to as the Company. All significant intercompany accounts and transactions have been eliminated.

     On November 6, 2003, eNucleus received its final decree from the United States Bankruptcy Court for the Northern District of Illinois, successfully concluding the Company's restructuring and emergence from bankruptcy. The final balance of liabilities and debt the Company will assume has not been determined.

2.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

     Going Concern Issue

     These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company, in 2004, showed an operating profit after several years of operating losses. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued profitability. The Company is also dependent on an infusion of equity from potential shareholders. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain sufficient additional funds from these sources.

     These conditions cause substantial doubt about the Company's ability to continue as a going concern. A failure to continue, as a going concern, would require that stated amounts of assets and liabilities be reflected on a liquidation basis that could differ from the going concern basis.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES, (continued)
     --------------------------------

     Property and Equipment

     Property and equipment are stated at cost and depreciated on a declining balance basis over their respective estimated useful lives. Maintenance and repairs are charged to expense as incurred. Intangible Assets- Defined Life Client lists and customer contracts are recorded at cost. Amortization is provided over a two year term on a straight line basis. Client lists are reviewed annually for impairment. When evaluating whether or not a client list is impaired, the Company compares the fair market value of the reporting unit to which the asset is assigned to its' carrying amount. If the carrying amount exceeds its' fair value, then the amount of the impaired loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit to its' carrying amount. The client list was evaluated as at December 31, 2004 and the Company determined that there was no impairment.

     Fair Value of Financial Instruments

     The Company's estimate of cash, accounts receivable, prepaid expenses, note and accounts payable and deferred revenue approximates the carrying value. Income Taxes Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

     Stock Option Plans

     Stock-based compensation to employees and non-employees are accounted for using a fair value method of accounting. This method requires the estimated fair value of the stock-based compensation to be recognized in earnings. As such, compensation expense is recorded on the date of grant based on the fair market value of the stock and expensed in the period which the option was granted.

eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES, (continued)
     --------------------------------

     Revenue Recognition

     Services
     --------

     The Company recognizes revenue upon providing a service or making delivery to its' clients. Billings made or payments received in advance of providing services are deferred until the period those services are provided. Certain contracts include up-front charges for installation or other set up services. These are deferred and recognized ratably over the contract terms. Certain contracts with customers may contain service level commitments, which may require the Company to provide credits if required service level commitments are not met. These amounts, if any, are accounted for in cost of sales.

     License Agreements and Sales of Source Code
     -------------------------------------------

     The Company recognizes revenues from license agreements each month over the term of the license agreements. Support revenues from customers who purchase premium support offerings are recognized ratably over the term of the support contract. Consulting services and training revenues are accounted for separately from license and support revenues because these services have value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered elements. Consulting revenues are recognized upon completion of the contacts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration. In the case of sales of source codes, revenue is recognized in the period in which the transactions occurred as long as all of the obligations relating to such transaction have been completed in such period.

     Multi-Year Licenses
     -------------------

     Revenue from multi-year software licensing arrangements is accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Revenue for retail packaged products, products licensed to original equipment manufacturers
     (OEMs), and select sales of certain source code of a software product is generally recognized as products are shipped, with a portion of the revenue recorded as unearned due to undelivered elements including, in some cases, free post-delivery telephone support or the right to receive unspecified upgrades/enhancements on a when-and-if-available basis for a period of time. Unearned revenue due to undelivered elements is recognized ratably over the service period specified or estimated product life.

eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES, (continued)
     --------------------------------

     Multiple Deliverables and Extended Payment Contracts
     ----------------------------------------------------

     Revenue is recognized only when all of the following conditions are satisfied: (1) There is persuasive evidence of an arrangement. This criterion can be demonstrated by a signed agreement, or by the existence of a purchase order or similar document related to the software; (2) The service or product has been provided to the customer. This criterion is satisfied if the agreement provides an acceptance period of less than 30 days. Where software is delivered electronically, delivery occurs when the customer either actually downloads the software, or has been provided access that would allow it to immediately access the software; (3) The collection of fees is probable. This element is generally satisfied unless the purchaser's cancellation or refund rights extend beyond thirty days; and (4) The amount of fees to be paid by the customer is fixed or determinable. This criterion is met if (a) the fees due under the agreement are to be paid in less than twelve months and the warranties are routine, short-term and relatively minor; or (b) the transaction involves a "Large License Deal" (priced at or over $200,000) where extended-payment contracts are used for beyond a 12 month period.


3.   ACQUISITIONS
     ------------

     a) On January 21, 2004 the Company, through its' wholly-owned subsidiary, Financial ASPx, Inc., acquired the operating assets and assumed the operating liabilities of Primewire Inc., a company that provides internet solutions in the area of employee benefits and administration. The results of operations for Primewire Inc. have been included in the financial statements of the Company from the date of acquisition. The acquisition has been accounted for using the purchase method as follows:

                   Intangible assets (customers contracts)        $    792,893
                   Software                                            801,774
                   Accounts receivable                                  29,529
                   Accounts payable                              (      32,124)
                   Deferred revenue                              (     176,437)
                                                                  ------------
                                                                  $  1,415,635
                                                                  ============

          The Company paid for this acquisition by transferring $915,635 in accounts receivable (as described below) and by payment of the sum of $100,000 to Primewire Inc..

eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================

3.   ACQUISITIONS, (continued)
     -------------

          In May of 2004, eNucleus notified Primewire of its' intent to set-off amounts against its' purchase price of the Primewire assets pursuant to several alleged breaches of the contract. As a direct result of Primewire's alleged defaults under the Agreement, eNucleus and Financial ASPx filed for arbitration to mitigate damages and attempt to reduce the purchase price of the acquired assets. Under the terms of settlement reached in December 2004, eNucleus has agreed to pay Primewire $400,000, assign certain accounts receivable and return certain customer contracts. This combination of consideration represents the final amounts due under the asset purchase agreement and eliminates any adverse security interest in Primewire's assets. No payments have yet been made against this amount and management is still negotiating the final settlement. Collected receivables to be assigned to Primewire are being held in trust by the Company's solicitors.

     b) On May 28, 2004, the Company, through its' wholly-owned subsidiary, Supply Chain ASPx, Inc., acquired the operating assets and assumed the operating liabilities of TAK Acquisition Co. a company that provides internet enabled solutions to suppliers, marketers and customers in the petroleum business. The results of operations for TAK Acquisition Co. have been included in the financial statements of the Company from the date of acquisition. The acquisition has been accounted for using the purchase method as follows:

          Software                                                $ 352,005
          Equipment                                                  52,423
          Accounts receivable                                        79,241
          Accounts payable and deferred salaries                 (  102,839)
                                                                  ---------
                                                                  $ 380,830
                                                                  =========
          The Company paid for this acquisition by issuing to the vendor, common stock and common stock options in the total amount of $380,830. In addition, the TAK Group has the ability to earn an additional 150,000 shares if they meet certain milestones within the first twelve months.

     c) On August 1, 2004, the Company purchased all of the issued and outstanding stock of Frontier Technologies Inc. a Singapore-based company formerly owned and operated by Applitech Solution, Ltd., that provides IT professional services and solutions for business. The results of operations for Frontier Technologies have been included in the financial statements of the Company from the date of acquisition. The acquisition has been accounted for using the purchase method as follows:

                   Property and equipment                 $  19,534
                   Intangible assets                        447,904
                   Accounts payable                      (  365,438)
                                                          ---------

                                                          $ 102,000
                                                          =========
eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


3.   ACQUISITIONS (continued)
     ------------

          The Company paid for this acquisition by issuing to the vendor, common stock in the amount of $102,000. Frontier is also entitled to receive additional stock based on an earn-out of three and a half times the 2005 net income.


4.   DUE FROM APPLITECH SOLUTION, LTD.
     ---------------------------------

     During the year, the Company entered into negotiations to acquire the customer contracts, accounts receivable and the software of Tendercity, a business to government portal, from Applitech Solution, Ltd. in exchange for 250,000 shares of the Company's common stock. As the asset transfer could not be completed on a timely basis, the Company entered into a preliminary agreement in which Applitech continues to operate Tendercity using its' own resources and has agreed to remit the net income of Tendercity to the Company less one half of any such net income (which will be retained by Applitech Solution, Ltd.) to a maximum of $2,000,000. No payments are due to the Company until January 31, 2006, however, as at December 31, 2004 the reported net income of Tendercity was $489,904 and the amount due to the Company was $242,352.

5.   PROPERTY AND EQUIPMENT
     ----------------------

     Property and equipment consist of the following:

                                           Accumulated        Net Book Value
                                  Cost     Depreciation     2004         2003
                                  ----      ----------      ----         ----
     Computer equipment        $  151,689   $   43,145   $  108,544   $   19,786
     Software                   1,636,362      163,634    1,472,728         --
     Furniture and fixtures        40,976        9,223       31,753         --
     Leaseholds                     9,866        7,688        2,178
                               ----------   ----------   ----------   ----------

                               $1,838,893   $  223,690   $1,615,203   $   19,786
                               ==========   ==========   ==========   ==========
eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


6.   INTANGIBLE ASSETS
     -----------------

     The intangible assets include client lists and customer contracts.

     Opening balance                                   2004            2003
                                                       ----            ----

     Acquisition during the year
         Frontier Technologies (note 3(c))         $   447,904      $      --
         Primewire Inc. (note 3(a))                    792,893             --
         Acquisition costs                             240,436             --
                                                   -----------      -----------

                                                     1,481,233             --
     Amortization                                      584,115             --
                                                   -----------      -----------

                                                   $   897,118      $      --
                                                   ===========      ===========


7.   NOTES PAYABLE
     -------------

     As of December 31, 2004 the Company's total long-term debt outstanding was as follows:


                                                        2004          2003
                                                        ----          ----
     Congruent Ventures LLC (a)                      $    --          90,681
     I.R.S. and other state tax departments (b)        577,037       219,474
     Duke-Weeks Realty (c)                             141,952       141,952
     Other notes payable (d)                            50,000        50,000
                                                      --------      --------
                                                       768,989       502,107
     Less:  Current portion                          (  70,957)    ( 156,861)
                                                      --------      --------

                                                      $698,032      $345,246
                                                      ========      ========

     (a) Congruent Ventures LLC is owed $90,681 relating to the Bank of America loan settlement through the plan of reorganization which it paid on behalf of eNucleus, Inc. This loan is senior secured debt and was repaid during the year.

     (b) Holders of allowed tax claims, including the Internal Revenue Service and certain state revenue agencies, received in full satisfaction, settlement of and in exchange for its tax claim, a six year 6.5% promissory note in an amount equal to the principal amount of its tax claims, payments of principal and interest due monthly. The Company is currently restructuring its payment plan associated with the terms of the agreements. No payments have been made against this note.

eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


7.   NOTES PAYABLE (continued)
     -------------

     (c) Duke Realty Limited Partnership is a 3-year note payable with the previous landlord of the Company in the amount of its total allowed claim of approximately $142,000. Monthly payments of $1,000 are due with the first payment in each year due of $10,000. The final payment will include the remaining outstanding principal plus accrued interest. No payments have been made against this note.

     (d) A note payable to an unsecured claimant prior to the Company's filing of bankruptcy, who in accordance with the Plan of Reorganization, elected to take a Junior Secured Note on the portion of the unsecured claim. Such note accrues interest at 12% per annum with principal and interest due in twenty-four months from the date of issuance. No payments have been made against this note.

8.   STOCKHOLDERS' EQUITY
     --------------------

     Authorized
         100,000,000 common shares with a par value of $0.001
           20,000,000 preferred stock with a par value of $0.001
     Issued                                                        2004    2003
                                                                   ----    ----
           26,999,105 common shares (2003 - 95,279,384)           26,999  95,278
                 Nil preferred stock (2003 - 1,453,779)             --     1,454

9.   STOCK OPTIONS
     -------------

     The Company has adopted a stock option plan accounted for under SFAS No. 123 and related interpretations. The Company expenses the difference between the fair market value of the shares on the option date and the option price.

     On November 6, 2003 the Company granted 3,500,000 options to the following:

     a) Director, for future services at $.019 which equal the fair market value of the shares at November 6, 2003 and expire 1 year after they have vested. The shares vest as follows:

                  November 6, 2004              500,000
                  November 6, 2005              500,000
                  November 6, 2006              500,000
                                              ---------
                                              1,500,000
                                              =========
eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================

9.   STOCK OPTIONS (continued)
     -------------

     b) Management, for future services at $.019 which equals the fair market value of the shares at November 6, 2003 and expire 1 year after they have vested. The shares vest as follows:

                  November 6, 2004              500,000
                  November 6, 2005              500,000
                  November 6, 2006              500,000
                                              ---------
                                              1,500,000
                                              =========

     c) Management, for future services at $.019 which equals the fair market value of the shares at November 6, 2003 and expire 1 year after they have vested. The shares vest as follows:

                  November 6, 2004              150,000
                  November 6, 2005              175,000
                  November 6, 2006              175,000
                                                -------
                                                500,000
                                                =======

10.  WARRANTS
     --------

     During the year, 4,703,706 warrants were issued and the total warrants at December 31, 2004 were 6,000,000 (2003 - 2,500,000). The warrants expire between August 2008 and July 2009 and the strike price is between $0.20 to $1.00.


11.  BASIC LOSS PER SHARE
     --------------------

     Basis net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a daily basis.


12.  INCOME TAXES
     ------------

     The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse.

eNUCLEUS, INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
December 31, 2004
================================================================================


12.  INCOME TAXES (continued)
     ------------

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has provided for a valuation allowance on all of its' losses as there is no assurance that future tax benefits will be realized.


13.  COMPARTIVE FIGURES
     ------------------

     Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform with the basis of presentation in 2004.


                          INTERIM FINANCIAL STATEMENTS

ITEM 1.   FINANCIAL STATEMENTS


                                 eNUCLEUS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)



                                                        June 30,       December 31,
                                                         2005              2004
                                                      (unaudited)

ASSETS:

Current Assets
Cash                                                  $    553,560    $     45,800
Accounts receivable                                      3,726,276       1,039,133
Prepaid expenses                                           123,141          13,098
                                                      ------------    ------------
Total current assets                                     4,402,977       1,098,031
                                                      ------------    ------------


Due from Applitech Solution, Ltd.                          292,575         242,352
Property and equipment                                   2,424,176       1,615,203
Intangible assets                                          520,673         897,118
                                                      ------------    ------------
Total assets                                          $  7,640,401    $  3,852,704
                                                      ============    ============


LIABILITIES & STOCKHOLDER'S EQUITY


Current Liabilities
Accounts payable and accrued liabilities              $  1,772,951    $  1,085,298
Notes payable                                               55,012          70,957
Deferred revenue                                           215,188          38,632
                                                      ------------    ------------
Total current liabilities                                2,043,151       1,194,887
                                                      ------------    ------------

Long term liabilities                                      844,686         698,032

                                                      ------------    ------------
Total Liabilities                                        2,887,837       1,892,919
                                                      ------------    ------------

Common stock, $0.001 par value, 100,000,000 shares          39,371          26,999
authorized, 39,370,692 and 26,999,105 shares issued
and outstanding, respectively
Additional paid-in capital                              13,654,140      10,899,819
Accumulated deficit                                     (8,940,947)     (8,967,033)
                                                      ------------    ------------
Total stockholder's equity                               4,752,564       1,959,785
                                                      ------------    ------------

                                                      ------------    ------------
Total liabilities and stockholder's equity            $  7,640,401    $  3,852,704
                                                      ============    ============


       See accompanying notes to condensed unaudited financial statements.

                                        3




                                               ENUCLEUS, INC.
                               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 (UNAUDITED)



                                               Three Months    Three Months     Six Months      Six Months
                                                  Ending          Ending          Ending          Ending
                                                 June 30,        June 30,        June 30,        June 30,
                                                   2005            2004            2005            2004

Revenue
  From Operations                              $  2,336,398    $    825,469    $  3,001,700    $  1,453,826
  Other Revenue                                      50,126            --           405,740            --
                                               ------------    ------------    ------------    ------------
    Total Revenue                                 2,386,524         825,469       3,407,440       1,453,826

Operating expenses                                1,958,954         469,448       2,673,893         692,808

                                               ------------    ------------    ------------    ------------
Income (Loss) Before The Under noted                427,570         356,021         733,547         761,018

Depreciation and amortization expense               308,596          37,569         583,172          53,249
Stock based compensation expense                     45,333            --            45,333            --
Interest and other income (expense)                 (58,185)            (59)        (78,956)            (19)


                                               ------------    ------------    ------------    ------------
Net Income (loss)                              $     15,456    $    318,393    $     26,086    $    707,750
                                               ============    ============    ============    ============

Basic net income (loss) per common share       $       0.00    $       0.02    $       0.00    $       0.04
Diluted net income (loss) per common share     $       0.00    $       0.01    $       0.00    $       0.04

Weighted average shares outstanding  basic       36,193,660      20,057,179      32,170,218      16,945,988
Weighted average shares outstanding  diluted     39,873,660      22,557,179      35,850,218      19,445,988


                     See accompanying notes to condensed unaudited financial statements.

                                                      4



                                    eNUCLEUS, INC.
                    CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (UNAUDITED)



                                                            Six Months     Six Months
                                                              Ending         Ending
                                                             June 30,       June 30,
                                                               2005           2004


Cash flow from operating activities
Net Income (Loss)                                          $    26,086    $   707,750


Adjustments to reconcile net income to net cash provided
by (used in) operating activities
  Depreciation and amortization                                583,172         53,429

  Shares issued for compensation                                45,333           --
  Shares issued for debt settlement                              8,342           --
  Changes in operating assets and liabilities               (1,794,849)    (1,237,822)

                                                           -----------    -----------
Net cash used in operating activities                       (1,131,916)      (476,643)
                                                           -----------    -----------

Cash flow from investing activities
  Capital expenditures                                        (543,900)        (6,416)

                                                           -----------    -----------
Net cash from (used in) investing activities                  (543,900)        (6,416)
                                                           -----------    -----------

Cash flow from financing activities
  Changes in notes payable                                     (46,424)          --
  Proceeds from sale of common stock                         2,230,000        325,000
  Proceeds from sale of preferred stock                           --          170,370

                                                           -----------    -----------
Net cash from (used in) financing activities                 2,183,576        495,370
                                                           -----------    -----------

Net increase (decrease) in cash                                507,760         12,311


Cash, beginning of period                                       45,800             78

                                                           -----------    -----------
Cash, end of period                                        $   553,560    $    12,389
                                                           ===========    ===========

Non cash investing and financing activities:
  Stock issued to affect acquisition                       $   345,000    $   292,500
  Fair value of tangible assets acquired                          --          144,760
  Fair value of liabilities assumed                               --          122,347
                                                           ===========    ===========


          See accompanying notes to condensed unaudited financial statements.

                                          5

                                 eNUCLEUS, INC.

                         NOTES TO CONDENSED CONSOLIDATED
                        (UNAUDITED) FINANCIAL STATEMENTS

                                  June 30, 2005


NOTE 1. GENERAL

Description of Business

The Company is a computer software and services provider offering a wide range of "off-the-shelf" and customized process management applications for business. The Company's clients and target market are the Global 1000. The Company's current software and service applications are installed in 22 countries on five continents in multiple languages.

The Company's current "off-the-shelf" process management solutions are focused on the procurement and distribution supply chain, with applications for:

     o    Supply chain management
     o    Procurement
     o    Accounting & finance
     o    Employee benefits & Insurance
     o    Wholesale & retail content management
     o    Small-to-midsize ERP solutions

The Company employs over 200 application developers in the United States and India, with sales and technical support in the United States, Singapore and India, enabling the company to deploy local requirements definition and project management resources while taking advantage of global labor rates to provide customized solutions.

To accelerate growth, eNucleus has focused on acquiring supply chain software applications that are demonstrated leaders in their vertical markets and enjoy strong customer loyalty, with the objective of filling out a comprehensive process management and supply chain architecture with existing, "ready-to-market" product. These products are then integrated into the Company's SOA/.NET web services architecture, and re-branded. On average, the integration and re-branding takes 6 to 9 months.

The strategy is to deliver applications that are concentrated on innovating and accelerating the supply chain business process by providing add-on capabilities to existing ERP and supply chain applications as well as core functionality for small-to-midsize enterprises.

The Company relies on its global sales force for exponential growth and its Far East operations for product customization, integration of acquired applications, managed services and product development maximizing the company's global cost structure advantage.

Market Environment

Software industry analysts have noted the trend toward "software as a service", or enterprises outsourcing internal software applications onto hosted, Internet accessible managed services. The next major shift in deployment of computer based software technology is focusing on the reduction of capital expenditures for costly internal IT infrastructure in favor of accessing critical applications and essential business processes solely through the Internet.

As a next generation business process hosting company with a scalable worldwide infrastructure available, the company is positioned to provide critical Internet based business processes as a service to companies that want to reduce their IT infrastructure, while remaining capable of delivering customer-installed customized "off the shelf" solutions.

Many previously successful applications are not presently delivered over the Internet and many vendors lack the technical skill set, organizational infrastructure, operating cost structure or necessary Internet network infrastructure to enable and deliver their software applications over the Web.

The limited availability of development capital in today's markets has resulted in delayed web-based platform product conversions forcing companies to re-invest their earnings into efforts to re-tool for the Internet - while trying to maintain a competitive advantage adding functionality to their legacy applications.

By acquiring technologies, and integrating them into an SOA and/or .NET compliant architecture, the Company enjoys a unique "late comer" advantage in the software markets.

Target Markets

Initially, the Company is focused on the following markets:

     o    Petroleum Products
     o    Manufacturing
     o    Transportation
     o    Wholesale and Retail Distribution
     o    Education (K-12, Higher Education)
     o    Government
     o    Insurance Brokerage

Products and Services

     o Benefits Accelerator Online Benefits Management for Brokers, Agencies & Employers. The Benefits Accelerator product is a hosted application that optimizes and streamlines the benefits enrollment and administration process for employers, employees, brokers, agents and insurance carriers.

     o Tender City Procurement management for Industrial, Institutional & Government Buyers. Tender City provides a comprehensive online platform for buyers to manage their procurement processes. The platform features eProcurement, eAuction (both forward & reverse), and eCatalog capabilities.

     o eComSupplier Communications Management for Oil & Gas Suppliers. eComSupplier provides an Enterprise level, data-hosting technology platform for powering private trading hubs to eConnect suppliers with downstream petroleum trading partners.

     o eComDistributor Communications Management for Oil & Gas Distributors. eComDistributor is a robust web-based ebusiness management tool designed specifically to manage all aspects of fuel and lubricant product sales and services.

     o FuelPilot Online Fuels Management for Commercial & Retail Industries. FuelPilot provides commercial industrial and large retail industries with a streamlined, consolidated solution to manage all activities associated with purchasing, storing and delivering fuel.

     o eLabTracker Online Data Management for Equipment Oil Analysis. eLabTracker is an Oil Analysis Data Management program that provides users with the tools and functionality for effectively managing equipment oil analysis online.

     o ProBooks: Financial Management is an accounting package+ for the kindergarten through community college / private college market.

     o ProBooks: Student Management allows users to manage, store and access student data through their existing networks.

     o eProcument is a robust and comprehensive enterprise platform for managing the process of acquisition and disposition of assets while reducing costs and streamlining decision timelines. The application operates in a highly secure PKI enabled and compliant environment including biometric controls.

     o Professional Services IT Design, Development & Implementation Services. We provide clients with professional IT services that include consulting, application development and integration services in a number of industry sectors such as oil and gas, petrochemical, maritime, heavy equipment manufacturing, insurance and telecommunications. Our services include system design and engineering, software customization, testing, implementation and maintenance support.

     o BPO Services Business Process Outsourcing & Knowledge Worker Resources. We offer offshore Business Process Outsourcing (BPO) services and manpower resources through our India offices for clients in the areas of application / product design, development, implementation and maintenance.

     o Application Delivery - We deliver and manage applications and computer services from a centralized location to multiple users over the Internet and / or a private network. This provides our customers with the ability to access software applications anywhere, anytime via the Internet. Applications are accessed just as if they were installed on the local system. Within this environment, we provide our customers with the ability to access their applications as well as our other products.

     o Managed Hosting - We deliver full service solutions for establishing and maintaining the complex infrastructure necessary for a business to support eBusiness applications and delivery. State-of-the-art servers provide a solid platform for hosting client's mission critical applications and data. eNucleus support provided by our managed hosting services include 24x7 network monitoring and support, system administration, server monitoring and testing, usage reporting, security services and protection. All the while, customers can still maintain control over the software and solutions housed on the servers, including their customized installed software and proprietary solutions.

     o Data Storage - Our data storage services include high performance network backup and storage to cost-effective specific data tape backup services, offsite storage and data vaulting

     o Application Development - Analysts and developers work with clients to assist in determining specific business, technology and data communications requirements then design and develop customer-specific solutions tailored to each platform deployment.



NOTE 2. BASIS OF PRESENTATION


The accompanying unaudited condensed consolidated financial statements include eNucleus, Inc. and its wholly owned subsidiaries Financial ASPx, Inc., Alliance Net, Inc., Supply Chain ASPx, Inc., Education ASPx, Inc., eNucleus India, Inc., eNucleus Solutions India Pte., and eNucleus Pte Ltd. The statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information, the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain amounts have been reclassified from the previously reported financial statements in order to conform to the financial statement presentation of the current period. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005. These financial statements should be read in conjunction with our audited consolidated financial statements and footnotes for the year ended December 31, 2004 that are included in our annual report on Form 10-KSB.

NOTE 3. FINANCIAL RESULTS AND LIQUIDITY


As shown in our results of operations, we have maintained profitable operations in 2004 and into 2005 as a result of our acquisitions and capital raised through the issuance of equity. However, the Company's continued existence is dependent on its ability to maintain future profitable operations. The satisfaction of the Company's cash requirements hereafter will depend in large part on its ability to successfully generate revenues from operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within its existing operations will not occur.


NOTE 4. ACCOUNTS RECEIVABLE AND OTHER LONG TERM ASSETS


Accounts receivable consists of $3,726,276 for eNucleus Inc. and its subsidiary companies.

Long- term receivables include $650,000 from a software sale to Centerspan; $200,000 for licensing and services to Consolidated Gulfside; $150,000 for software license and services to Summit Software.


NOTE 5. FINANCING ARRANGEMENTS


As of June 30, 2005 the Company's total long-term debt outstanding was as follows:

       I.R.S. and other state tax departments (a)                673,194
       Duke-Weeks Realty (b)                                     141,952
       Other notes payable (c)                                    50,000
       Interest on notes payable                                  34,552
                                                               ---------
                                                               $ 899,698
       Less: current portion                                      55,012
                                                               ---------
       Long term liabilities                                   $ 844,686

(a) Pursuant to the Company's reorganization in 2003, holders of allowed tax claims, including the Internal Revenue Service and certain state revenue agencies, received in full satisfaction, settlement of and in exchange for its tax claim, a six year 6.5% promissory note in an amount equal to the principal amount of its tax claims, payments of principal and interest due monthly. In April 2005 the Company and its tax advisor determined the amounts due and verified same with the tax authority. A significant portion of past due payments have been made and the Company intends to continue making regular payments to the tax authorities.

(b) Duke-Weeks Realty Limited Partnership 3-year note payable with the previous landlord of the Company in the amount of its total allowed claim of approximately $142,000. Monthly payments are $1,000, with the first payment in each year due in the amount of $10,000. The final payment will include the remaining outstanding principal plus accrued interest. No payments have been made and the Company is in violation of the terms of this note; however the Company, through its representatives, is currently renegotiating this obligation.

(c) The company anticipates formalizing a note payable to an unsecured claimant whose claim arose prior to the Company's filing of bankruptcy, and who, in accordance with the Plan of Reorganization, elected to take a Junior Secured Note on the portion of the unsecured claim. Such note accrues interest at 12% per annum with principal and interest due in twenty-four months from the date of issuance. The Company was contacted by this claimant in June of 2005 to move forward with the process of defining terms for the note payable. Currently the company is negotiating the payment terms for this obligation. No payments have been made to this claimant.


NOTE 6. STOCKHOLDERS' EQUITY

The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share.

At the beginning of the quarter the company had 28,974,028 common shares outstanding.

During the second quarter 10,396,664 shares were issued. 1,525,000 shares were issued as consideration for acquisitions; 37,500 shares were issued in lieu of interest on funds loaned on a short term basis to the Company; 834,164 shares were issued pursuant to the company's reorganization plan, and $2,080,000 was realized from the sale of 8 million common shares to an accredited investor.

As of June 30, 2005 the Company had approximately 39,370,692 common shares issued and outstanding. The company has 8,030,000 common stock warrants with 2,530,000 exercisable at $0.20 per share, and 5,500,000 exercisable at $0.35 per share. Additionally, there are outstanding options to purchase 5,450,000 shares of eNucleus common stock at a weighted average price of $0.23 per share which vests over a period from November 2004 through April 2007.


NOTE 7. ACQUISITIONS

On February 9, 2004, the Company, through its wholly owned subsidiary Financial ASPx, Inc., completed an asset purchase of PrimeWire, Inc. ("PrimeWire"). PrimeWire's operations primarily focused on providing third party employee benefits administration via the Internet. PrimeWire received $50,000 upon closing and was to receive a three year earn out that provided for (i) quarterly cash payments of 10% of the net revenues generated by the PrimeWire assets and
(ii) quarterly stock payments of 15% of the net revenues generated by the PrimeWire assets (shares to be determined based upon the average closing price of the 20 day period prior to the end of each quarter). Additionally, PrimeWire had the ability to earn an additional 7% of Net Revenues generated by large license deals (license agreements in excess of $200,000 in the first 12 months of the contract) during the first year.

The results of operations for Financial ASPx, Inc. have been included in the financial statements of the Company from the date of acquisition. The acquisition has been accounted for using the purchase method as follows:


            Intangible assets (customers contracts)        $   792,893
            Software                                           801,774
            Accounts receivable                                 29,529
            Accounts payable                               (    32,124)
            Deferred revenue                               (   176,437)
                                                           -----------
                                                           $ 1,415,635


The Company never made any payments of common stock to PrimeWire because it disputed the accuracy of the representations and warranties made to it by PrimeWire. In May of 2004, the Company notified PrimeWire of its intent to set-off amounts against the purchase price of the PrimeWire assets pursuant to several alleged breaches of the purchase agreement. On May 31, 2005, the Company settled all claims with PrimeWire. Under the terms of the settlement, the Company paid PrimeWire $400,000 and assigned certain accounts receivable to PrimeWire as full and final payment.

On May 28, 2004, the Company, through its' wholly-owned subsidiary, Supply Chain ASPx, Inc., acquired the operating assets and assumed the operating liabilities of TAK Acquisition Co. a company that provides internet enabled solutions to suppliers, marketers and customers in the petroleum business. The results of operations for Supply Chain ASPx, Inc. have been included in the financial statements of the Company from the date of acquisition. The acquisition has been accounted for using the purchase method as follows:


          Software                                         $  352,005
          Equipment                                            52,423
          Accounts receivable                                  79,241
          Accounts payable and deferred salaries           (  102,839)
                                                           ----------
                                                           $  380,830


The Company paid for this acquisition by issuing to the vendor, common stock and common stock options in the total amount of $380,830. In addition, the TAK Group earned an additional 150,000 shares as Financial ASPx, Inc. met certain milestones within the first twelve months.

On July 1, 2004 the company created a software and professional services company operating in India. This is a wholly owned subsidiary named eNucleus India, Inc. Pursuant to an asset acquisition, eNucleus India acquired an eGovernance software suite designed to meet the management and accounting requirements for government entities. Consideration paid consisted of 50,000 shares of eNucleus common stock and the assignment of certain contracts referred to in the company's 2004 second quarter 10-QSB report.

On August 1, 2004, the Company purchased all of the issued and outstanding stock of Frontier Technologies Inc. a Singapore-based company formerly owned and operated by Applitech Solution, Ltd. It provides IT professional services and solutions for business. The results of operations for Frontier Technologies (renamed to eNucleus Pte. Ltd.) have been included in the financial statements of the Company from the date of acquisition. The acquisition has been accounted for using the purchase method as follows:


Property and equipment                                             $19,534
Intangible assets                                                  447,904
Accounts payable                                                 ( 365,438)
                                                                 ---------
                                                                 $ 102,000

The Company paid for this acquisition by issuing common stock in the amount of $102,000. Frontier shareholders are also entitled to receive additional stock or cash, at the Company's option, based on an earn-out of three and a half times the 2005 net income.

In 2004 the Company entered into negotiations to acquire the customer contracts, accounts receivable and the software of Tender City, a business to government portal, from Applitech Solution, Ltd. in exchange for 250,000 shares of the Company's common stock. As the asset transfer could not be completed on a timely basis, the Company entered into a preliminary agreement October 1, 2004 in which Applitech continued to operate Tender City using its' own resources and had agreed to remit the net income of Tender City to the Company less one half of any such net income (which was retained by Applitech Solution, Ltd.) to a maximum of $2,000,000. No payments are due to the Company until January 31, 2006, however, as at December 31, 2004 the reported net income of Tender City was $489,904 and the amount due to the Company was $242,352.

On May 4, 2005 the Company, through its wholly owned subsidiary eNucleus India Solutions Pte., entered into an asset purchase agreement with Applitech Solutions, Ltd. This agreement supplemented the October 2004 Tender City agreement (see above) with additional assets from Applitech Solutions Ltd., including customer contracts, accounts receivable and software. The results of operations for eNucleus India Solutions Pte. have been included in the financial statements of the Company from the date of acquisition. Purchase consideration consists of one million shares of common stock (500,000 common shares due at close of agreement and the remaining shares are unvested contingent upon achievement of certain revenue achievement), a payment equal to one half the net earnings collected in 2005 up to $2.5 million (calculated and payable after the 2005 10-KSB is filed in 2006), and 350,000 warrants.

On May 18, 2005, the Company, through its wholly owned subsidiary Education ASPx, Inc., acquired certain software and related assets from Acrux LLC, a Chicago-based technology company with software assets designed for the educational industry to assist with financial and student management. The results of operations for Education ASPx, Inc. have been included in the financial statements of the Company from the date of acquisition. The purchase price included 350,000 shares of our common stock plus a 10% earn out payment based upon the gross revenue from the purchased assets for a two year period (up to a maximum of $2,500,000).

PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

Section 145(b) of the General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation against expenses (including attorneys fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation; provided, however, that if the person is found to be liable to the corporation, no indemnification shall be made except to the extent that the court determines that indemnification is fair and reasonable under the circumstances.

Section 145(g) of the General Corporation Law provides, in general, that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

Section 102(b)(7) of the General Corporation Law provides, in general, that a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law (dealing with the payment of unlawful dividends, stock purchases or redemptions), or (iv) any transaction in which the director derived an improper personal benefit.

ITEM 25: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by us, are as follows:


              Registration Fee                    $    402.75
              Legal Fees and Expenses               10,000.00
              Accounting Fees and Expenses           3,000.00
              Miscellaneous                          3,000.00
                                                  -----------
              Total                               $ 16,402.75


                                   Part II - 1

================================================================================

ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES.


As of September 15, 2005 the Company had approximately 41,860,692 common shares issued and outstanding. The Company had 9,480,000 common stock warrants with 2,530,000 exercisable at $0.20 per share, 350,000 exercisable at $0.30 per share, 300,000 exercisable at $0.31 per share, 6,000,000 exercisable at $0.35 per share, and 300,000 exercisable at $0.36 per share. Additionally, there were outstanding options to purchase 5,450,000 shares of eNucleus common stock at a weighted average price of $0.23 per share which vests over a period from November 2004 through April 2007.

During the third quarter of 2005 2,490,000 shares were issued. 40,000 shares were issued as compensation for services; 75,000 shares were issued in lieu of interest on funds loaned on a short term basis to the Company; 375,000 shares were issued to private equity investors in exchange for $97,500; and $520,000 was realized from the sale of 2 million shares and warrants to purchase an additional 500,000 common shares to Sigma Opportunity Fund.

During the second quarter of 2005 10,396,664 shares were issued. 1,525,000 shares were issued as consideration for acquisitions; 37,500 shares were issued in lieu of interest on funds loaned on a short term basis to the Company; 834,164 shares were issued pursuant to the company's reorganization plan, and $2,080,000 was realized from the sale of 8 million common shares and warrants to purchase an additional 2 million common shares to Barron Partners.

During the first quarter of 2005 108,000 shares were issued to service providers as compensation for their services; 75,000 shares were issued in lieu of interest on funds loaned on a short term basis to the Company; and 1,215,000 shares were issued pursuant to the company's reorganization plan; and $150,000 was realized from the sale of 576,923 common shares.

Enucleus, Inc. sold 2,500,000 shares of common stock and warrants to purchase 3,5000,000 shares of common stock to Barron Partners LP in a private placement in the third quarter of 2004. This issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act.

During the third quarter of 2004 50,000 shares were issued to facilitate the acquisition of software; 277,777 shares were issued to common stock purchasers (in addition to the 2.5 million shares to Barron); and 772,500 shares were issued pursuant to the company's reorganization plan.

Enucleus, Inc. issued 650,000 shares of common stock to TakGroup Inc. in connection with the purchase of substantially all the assets of TakGroup Inc. in the second quarter of 2004. In addition, 150,000 shares of common stock were issued to various members of management of TakGroup Inc., all of which were subject to forfeiture for a one year period. The issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act.

During the first quarter of 2004, eNucleus, Inc. issued approximately 700,000 shares of common stock for settlement and conversion of certain liabilities outstanding.

During the first quarter of 2004 and subject to certain contingencies, Congruent Ventures agreed to transfer up to 294,777 of its eNucleus preferred stock holdings (prior to the mandatory conversion) and 206,000 warrants to John Paulsen in consideration of, among other things, Mr. Paulsen agreeing to serve as Chairman and CEO for a period of no less than 12 months.

During the first quarter 2004, eNucleus, Inc. privately sold 277,778 shares of Series B Preferred stock along with a warrant to purchase 250,000 shares of Series B preferred stock at the face value of $1.00 per share for the consideration of $250,000 in funding. The Series B stock and warrants have been converted to common stock.

As part of the Plan of Reorganization, eNucleus entered into a borrowing facility with Sunami Ventures, LLC ("Sunami"). In accordance with the Plan of Reorganization, Sunami (or others who shall provide post-petition financing) were to receive on account of the borrowings five shares of common stock for every ten dollars loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2003, eNucleus had received approximately $1 million of value under this facility, the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. During 2002, Sunami agreed to convert approximately $700,000 of Senior Secured Note into equity and the remaining was converted into equity during 2003.


                                  Part II - 2

================================================================================

Pursuant to the Sunami financing agreement, in December 2001, eNucleus entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement was secured by certain of our assets, guaranteed by John Paulsen, our CEO and accrued interest at the rate of 16%. During the second quarter of 2002, Capital Equity Group notified us that they would not be able to satisfy the lending requirements of the facility (we received approximately $212,000 under this facility). As part of the emergence from bankruptcy in November 2003, we reached agreement with the holders of such notes to convert into equity.

During 2003, we issued approximately 100,000 shares of common stock pursuant to an investment banking and acquisition support consulting agreement, 170,000 shares pursuant to financing arrangements, 200,000 shares for investor relations and marketing support, 750,000 shares pursuant to debt conversion agreements and 340,000 shares to certain employees pursuant to their employment agreements and/or in lieu of cash compensation during the period. As part of our emergence from bankruptcy in November 2003, we reached agreement with certain note holders and creditors for the agreement to convert approximately $2 million of outstanding and contingent obligations into 4.7 million shares of common stock and 15. million shares of Series A Convertible Preferred Stock, which contained a conversion rate of 5 shares of common stock for each share of Series A Preferred Stock. All shares of Series A Convertible Preferred Stock have been converted.

At various times during 2002, certain holders of debts outstanding agreed to convert amounts outstanding into new common stock. A total of $2.6 million of obligations agreed to conversion, including $900,000 of future lease obligations under the termination of our data center lease, $700,000 of financing provided through Sunami and $1 million of post-petition administrative claims. Approximately 1.2 million shares were issued in conjunction with these conversions. Associated with the post-petition administrative claims conversions were certain clauses that could result in additional shares being issued to the creditors or shares being returned to us, based upon certain future stock prices and/or the eventual liquidation prices achieved by the shareholders in relation to their cost basis. On December 2, 2002, we issued 5,000 shares of common stock in connection with our acquisition of Strategic Business Group, Inc. ("SBG"). Additionally, the principal shareholder of SBG was entitled to a stock earn out over the subsequent twenty-four month period equal to 50% of the net earnings of the acquired asset operations. In the fourth quarter of 2003, this agreement was terminated and the stock due under the earn out provision was included within an overall settlement made with the original principal shareholder of SBG.

The Common Stock distributed pursuant to the Plan of Reorganization in exchange for a claim against, an interest in or a claim for an administration expense in the bankruptcy case concerning the Company, or principally in exchange for financing, service or property while under jurisdiction of the court, has been issued pursuant to an exemption from registration under federal, state or local securities laws provided by Section 1145 (a)(I) of the Bankruptcy Code. Unless otherwise provided for above, we believe that the common stock issued in the above transactions qualifies for the exemption provided under Section 1145
(a)(I) of the Bankruptcy Code. Recipients of securities considered exempt from registration under Section 4(2) of the Securities Act represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each instance, offers and sales were made without any public solicitation. No underwriter or broker-dealer was involved in the transactions and no commission was paid. All recipients.

ITEM 27: EXHIBITS.

The following exhibits are included as part of this Form SB-2:

Exhibit                          Description
-------        -----------------------------------------------------------
  2.1          Plan of Reorganization of eNucleus, Inc. and Confirmation
               Order by the U.S. Bankruptcy Court for the Northern District of Illinois dated November 8, 2001 (Incorporated by reference to the Company's 2000 Form 10-KSB filed with the commission on March 21, 2002)

  3.1 Certificate of Incorporation of eNucleus, Inc. (Incorporated by reference to the Company's Definitive Proxy Statement filed with the commission on May 12, 2000)

  3.2 By-Laws (Incorporated by reference to the Company's Definitive Proxy Statement filed with the commission on May 12, 2000)

  4.1 Stock Purchase Agreement between eNucleus, Inc. and Barron Partners LP dated May 6, 2005 (Incorporated by reference to the Company's Form 8-K filed with the commission on May 18, 2005)

  4.1.1        Amended Stock Purchase Agreement between eNucleus, Inc.
               and Barron Partners LP dated May 6, 2005 (Incorporated by reference to the Company's Form 8-K filed with the commission on May 18, 2005)

                                   Part II - 3
================================================================================

4.2 Registration Rights Agreement between eNucleus, Inc. and Barron Partners LP dated May 6, 2005 (Incorporated by reference to the Company's Form 8-K filed with the commission on May 18, 2005)

4.3 Specimen Common Stock Certificate (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

4.4 Form of Securities Purchase Agreement dated June 2, 1999 by and among eNucleus, Inc. and certain purchasers
             (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004).

4.5 Form of Registration Rights Agreement dated June 2, 1999 by and among eNucleus, Inc. and certain investors (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

4.6 Form of Securities Purchase Agreement dated June 30, 1999 by and among eNucleus, Inc. and certain investors (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

4.7 Form of Registrant Rights Agreement dated June 30, 1999 by and among eNucleus, Inc. and certain investors (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

4.8 Form of Warrant with certain parties (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14,
             2004)

4.9 Common Stock Purchase Warrant with Barron Partners LP dated May 12, 2005 for 2,000,000 shares of common stock

4.10 Common Stock Purchase Warrant with Liberty Capitol dated August 25, 2005 for 300,000 shares of common stock

4.11 Common Stock Purchase Warrant with Sigma Opportunity Fund, LLC dated September 15, 2005 for 500,000 shares of common stock

5.1          Opinion on legality

10.1 Asset Purchase Agreement dated January 21, 2004 by eNucleus Inc., Financial ASPx Inc. and PrimeWire, Inc. (Incorporated by reference to Form 8-K filed with the commission on February 19, 2004).

10.2 First Amendment to Asset Purchase Agreement dated February 6, 2004 by eNucleus Inc., Financial ASPx Inc. and PrimeWire, Inc. (Incorporated by reference to Form 8-K filed on February 19, 2004)

10.3 Incentive Stock Option Plan (Incorporated by reference to the Company's 1999 Form 10-KSB filed on April 14, 2000)

21.1         Subsidiaries of eNucleus, Inc.

22.1         Consent of Danziger & Hochman

                                   Part II - 4

================================================================================

ITEM 28: UNDERTAKINGS.

The undersigned registrant will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Part II -5

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


SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Chicago, State of Illinois, on this 16th day of September, 2005.


                                            ENUCLEUS, INC.


                                            BY:  /s/  Randy Edgerton
                                               --------------------------------
                                                      Randy Edgerton
                                                      Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following individuals in the capacities and on the date indicated.

Pursuant to the requirements of the Securities Act of 1933, this 8th day of September, 2005.



/s/  Randy Edgerton                 Chief Executive Officer,
-------------------                 principal executive officer and
     Randy Edgerton                 member of board of directors

/s/  Harley Luplow                  Chief Financial Officer and
-------------------                 principal accounting officer
     Harley Luplow

                                   Part II -6

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